Exhibit 99.5

ANNUAL INFORMATION FORM

JUST ENERGY INCOME FUND

JUNE 19, 2010

JUST ENERGY INCOME FUND

JUNE 19, 2010

ANNUAL INFORMATION FORM (1)

(1)	Except as otherwise indicated, all information in this Annual Information Form is as at March 31, 2010.

All capitalized terms not otherwise defined in the body of this Annual Information Form, shall have the meanings ascribed to them in the Glossary of Terms attached as Schedule “A” hereto.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events and future performance. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “may”, project”, “predict”, “potential”, targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. The Fund believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct. In particular, this Annual Information Form, and the documents incorporated by reference herein, contain forward looking statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash, the ability to compete successfully and treatment under governmental regimes. Some of the risks that could affect the Fund’s future results and could cause results to differ materially from those expressed in forward-looking statements include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuation in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition, difficulties encountered in the integration of acquisitions, dependence on certain suppliers. See “Risk Factors” for additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels. These risks include, but are not limited to, risks relating to: credit, commodity and other market-related risks including availability of supply, volatility of commodity prices, availability of credit, market risk, energy trading inherent risk, customer credit risk, counterparty credit risk, electricity supply balancing risk, and natural gas supply balancing risk; operational risks including, reliance on information technology systems, reliance on third party service providers, outsourcing and offshoring arrangements, dependence on independent sales contractors, electricity and gas contract renewals and attrition rates, cash distributions (and following the conversion transaction, dividends) are not guaranteed and will fluctuate with the performance of the Fund, earnings volatility; model risk, commodity alternatives, capital asset and replacement risk, credit facilities and other debt arrangements, disruptions to infrastructure, expansion strategy and future acquisitions; legal, regulatory and securities risks including legislative and regulatory environment, investment eligibility, nature of Units, Fund Convertible Debentures and Exchangeable Shares, redemption right, unitholder limited liability, distribution of securities on termination of the Fund, dilution from the issue additional Units; restrictions on potential growth, changes in legislation, risks relating to certain of the Fund’s subsidiaries including in the case of TGF, leverage and restrictive covenants, reliance on proprietary technology, risk of claims for infringement, dependence on commodity prices, sensitivity to gasoline prices and demand, sensitivity to wheat prices and supply, natural gas prices and supply, sensitivity of distillers grain prices to the price of other commodity products, dependence on federal and provincial legislation and regulation, environmental, health and safety laws, regulations and liabilities, disruptions to infrastructure or in the supply of fuel or natural gas and technological advances, and, in the case of NHS, buyouts and returns of water heaters, social or technological changes affecting the water heater market, concentration of water heater suppliers and product faults and geographic concentration of the Canadian water heater market; possible failure to realize anticipated benefits of the Hudson Acquisition, reliance on key Hudson personnel, potential undisclosed liabilities associated with the Hudson Energy Acquisition, failure to protect Hudson’s intellectual property; changes in tax laws, possible failure to realize anticipated benefits of the Conversion Transaction, certain risks inherent in an investment in the Fund Debentures Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of future results. These forward-looking statements are made as of the date of this Annual Information Form and, except as required by law, the Fund does not undertake any obligation to publicly update or revise any forward-looking statements.

STRUCTURE OF THE FUND

General

Just Energy Income Fund

The following description of the Fund and its business is provided as at the date hereof.

The Fund is an open-ended limited purpose trust governed by the Declaration of Trust and by the laws of the Province of Ontario. The Fund is administered by JEC, which is managed by the Board. The Fund was established to hold, directly and indirectly, securities of operating Subsidiaries and other Affiliates and to distribute the income of such entities. See Schedule “C” for a detailed description of the Declaration of Trust, the Units and the Fund.

The principal business of the Fund’s Subsidiaries and other Affiliates involves the sale of natural gas and/or electricity to residential and small to mid-sized commercial customers of approximately 3.0 million RCEs, under long-term, fixed-price and price-protected Energy Contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program Energy Contracts for a period of up to five years, the Fund’s customers offset their exposure to changes in the price of these essential commodities. The Fund, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed-price at which it is able to sell the commodities to its customers and the fixed-price at which it purchases the associated volumes from its Suppliers.

In the Province of Ontario, the Fund also sells and rents high efficiency and tankless water heaters through its Subsidiary, NHS. In addition, the Fund’s two-thirds-owned Subsidiary TGF owns and operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan.

The Fund also offers green products through its JustGreen program formerly known as the Green Energy Option or GEO. JustGreen is a program giving customers the option to have all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass and/or their gas consumption offset by carbon credits, thus allowing the customer to reduce or eliminate the carbon footprint of their homes or businesses.

Just Energy has a head office staff of approximately 900 employees. Sales are undertaken through a sales team of more than 1,500 Independent Contractors who sell largely door to door and, with the Hudson Energy Acquisition effective May 1, 2010: (i) through 550 Independent Broker companies representing in excess of 1,000 individual Independent Brokers utilizing a web based sales portal, (ii) a Florida based telemarketing centre and (iii) an internal sales team. The Fund’s Affiliates also market to customers via Internet sales through its partnership with Red Ventures Inc., a North Carolina Internet sales company. In April 2010, the Fund commenced marketing Energy Contracts through Momentis’ multi level marketing Subsidiaries utilizing a sales team which currently consists of approximately 500 Independent Representatives. Because of a non-compete covenant, Momentis may not market in the State of Texas until at least May, 2011 and for related reasons will not market in the State of Georgia until that date.

Approximately 66% of the Fund’s customers are residential customers, with the balance being commercial, and approximately 65% of the Fund’s customers are located in Canada, with the remainder in the United States. The Fund’s customer base is currently comprised of approximately 1.23 million natural gas RCEs and approximately 1.76 million electricity RCEs.

The Fund’s operating Subsidiaries and other Affiliates currently carry on business in Canada in the provinces of Ontario, Manitoba, Québec, British Columbia and Alberta and in the United States in the states of Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania, Massachusetts and Texas. As and to the extent that natural gas and electricity utility deregulation extends into new jurisdictions in the United States, the Fund intends to expand into new markets to meet customer demand for retail natural gas and electricity products.

The head office of the Fund and JEC is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6.

For further information regarding the Fund and its Subsidiaries (including JEEC) and other Affiliates, and their respective business activities, see “General Development of the Fund” and “Business of Just Energy” herein and in the other documents incorporated by reference herein.

Organizational Structure of the Fund

The following diagram sets forth the simplified organizational structure of the Fund.

Notes:

(1)	The Fund owns all of the voting and equity securities of JEC, except for the 5,263,728 outstanding Class A Preference Shares, each of which is non-voting and exchangeable for one Unit.

(2)	The Fund owns all of the voting and equity securities of JEEC, except, at June 19, 2010, the 4,286,000 outstanding Exchangeable Shares, each of which is non-voting and exchangeable for one Unit.

(3)	The Canadian subsidiaries are corporations, trusts, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Fund: ESIF Commercial Trust I (Ontario); OESC Exchangeco II Inc. (Ontario); Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Alberta Energy Savings L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Ontario Energy Commodities Inc. (Ontario); Just Energy Trading L.P. (Ontario); UEGL ExchangeCo Corp. (Canada); Just Energy Alberta Corp. (Alberta); Just Energy B.C. Corp. (British Columbia); La corporation d’économie d’énergie du Québec (Québec); Just Energy Group Inc.; Momentis Canada Corp. (Ontario); GEO Capital Ventures Corp. (Ontario), Hudson Energy Canada Corp. (Canada) and Just Energy Finance Canada ULC (Nova Scotia).

(4)	The U.S. subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Fund: Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP; Just Energy, LLC; Just Energy Pennsylvania Corp.; Commerce Energy, Inc.; Just Energy Marketing Corp.; Just Energy Michigan Corp.; Just Energy Maryland Corp.; Momentis U.S. Corp.; Just Energy Connecticut Corp.; Hudson Energy Corp.; Hudson Parent Holdings, LLC; HE Holdings LLC; Drag Marketing LLC; Hudson Energy Services LLC; Hudson Energy JV LLC; Just Energy Limited; and Just Energy Finance LLC. All U.S. subsidiaries are incorporated or formed, as applicable, under the laws of the State of Delaware except Just Energy LLC (Texas), Just Energy Texas LP (Texas) and Commerce Energy, Inc. (California).

(5)

The Canadian subsidiaries are NHS (Ontario) and Universal Energy Corporation (Canada), each of which is wholly-owned by JEEC. JEEC also holds 66 2/3% of the issued and outstanding shares in the capital of TGF.

(6)	The U.S. subsidiaries are corporations directly or indirectly wholly-owned by JEEC: Universal Gas & Electric Corporation; UG & E Holdings Inc.; Wholesale Energy New York Inc.; Wholesale Energy Illinois Inc.; National Home Services U.S. Corp.; and UG & E Texas Inc. All U.S. subsidiaries are incorporated under the laws of the State of Delaware.

GENERAL DEVELOPMENT OF THE FUND

The Fund completed its initial public offering of Units on April 30, 2001 at a price of $2.50 per Unit (post-splits) pursuant to a final prospectus dated April 20, 2001 and completed a subsequent sale of Units (post-splits) pursuant to the exercise of an over-allotment option on May 16, 2001. The Fund and JEC have subdivided their units and shares twice since July 17, 2002.

During the past three years the Fund has been involved in several significant events, including internal reorganizations, a re-branding, the expansion of its business by organic growth and acquisitions, and related financings, and is seeking approval for the Conversion Transaction. These events are described below in chronological order. The Fund’s business is described in detail under the heading “Business of Just Energy” commencing on page 7.

Three Year History

April 30, 2007 Reorganization

The Fund has completed several internal reorganizations in order to: (i) facilitate the expansion of the Fund’s business in Canada and the United States, whether organic or through acquisitions, (ii) conserve cash flow, and (iii) ensure the continuity of distributions to Unitholders. Two internal reorganizations of the Fund have been completed in the last three years.

The objective of the April 30, 2007 Reorganization and the transactions related thereto was: (i) to reorganize the structure of the Fund and its Affiliates into a structure suited to the profitable, expansionary development of the Fund’s business in Canada and the United States, and (ii) to protect the expectation of Unitholders regarding the returns on their investment in the Fund. As a result of the April 30, 2007 Reorganization, the Fund’s holding company structure in Canada was replaced with a trust and partnership structure.

To accommodate the April 30, 2007 Reorganization: (i) amendments were made to the JEC Shareholders’ Agreement and to the Declaration of Trust, (ii) additional Subsidiaries were incorporated and (iii) the ESIF Note Indenture and the Exchangeco II Note Indenture were created.

The principal changes to the Declaration of Trust included amendments: (i) to permit the creation and issuance of a second class of Units designated as “Special Units” to facilitate the completion of the reorganization; (ii) to gradually shift the value of the Fund’s business to ESIF CT over time, the Declaration of Trust was amended to provide that where the redemption of Units is not paid in cash, each Unit tendered for redemption will be redeemed by way of a distribution in specie of ESIF Notes issued by ESIF CT; (iii) to permit the consolidation of Units; and (iv) to permit the distribution of securities owned by the Fund to Unitholders resident in Canada only in circumstances where non resident Unitholders are not prejudiced by such distributions.

On December 20, 2007, the Declaration of Trust was further amended by Special Resolution for the sole purpose of providing the Administrator with the discretion to determine that there not be a consolidation of Units on a pro-rata distribution of additional Units to all Unitholders.

On May 14, 2009, the Declaration of Trust was again amended by a supplemental indenture between the Trustee and JEC for the sole purpose of changing the name of the Fund to Just Energy Income Fund.

Acquisition of Just Energy Texas

On May 24, 2007, Energy Savings Texas Corp. (now Just Energy Texas), purchased all of the partnership units of Just Energy Texas L.P. for a consideration of U.S. $34 million and 1,169,399 Units

Establishment of 80% Interest in Newten Home Comfort and Subsequent Acquisition of Minority 20% Interest

On June 26, 2008, the Fund’s Affiliates entered into a partnership agreement to form Newten Home Comfort L.P., a business involving the marketing, lease, sale and installation in Ontario of tankless and high efficiency water heaters. On July 2, 2009, immediately after the Universal Acquisition, NHS, a wholly-owned subsidiary of Universal, acquired the remaining 20% equity interest in Newten Home Comfort L.P., which was subsequently wound-up and dissolved and its business merged with NHS.

Acquisition of Assets of CEG Energy Options Inc.

On August 14, 2008, Just Energy purchased substantially all of the commercial and residential customer contracts of CEG Energy Options Inc. in British Columbia for $1.8 million. CEG was a Western Canada marketer of natural gas. The customer contracts had annualized volumes of approximately 4.9 million GJs.

Name Change

The name of the Fund was changed from Energy Savings Income Fund to Just Energy Income Fund pursuant to an amendment to the Fund’s Declaration of Trust dated May 14, 2009 and effective June 1, 2009, at which time the TSX trading symbol was changed from SIF.UN to JE.UN. At approximately the same time or shortly thereafter the corporate names of most of the operating Subsidiaries of the Fund were changed to incorporate the Just Energy name. The Fund holds the registered trademark “Just Energy” in the United States and is in the final process of obtaining it in Canada. The Fund intends to use the Hudson Energy name in association with the Fund’s commercial division.

Universal Acquisition

On July 1, 2009, Just Energy completed the Universal Acquisition pursuant to the Universal Acquisition Agreement, acquiring all of the outstanding common shares of Universal in accordance with a plan of arrangement. Under the plan of arrangement, Universal shareholders received 0.58 of an Exchangeable Share for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the plan of arrangement. On July 1, 2009 a total of 4,348,314 of Exchangeable Shares were exchanged for a total of 4,348,314 trust units of Just Energy in accordance with elections made by certain Universal shareholders. Each Exchangeable Share is exchangeable for one Unit at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution (including any special distribution) paid by Just Energy on a Unit. JEEC also assumed all of the covenants and obligations of Universal in respect of the JEEC Convertible Debentures. On conversion of the JEEC Convertible Debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each Universal common share that the holder was previously entitled to receive on conversion, subject to adjustment for dividends paid on the Exchangeable Shares. The JEEC Convertible Debentures mature on September 30, 2014.

At the time of the Universal Acquisition, Universal’s business involved the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, the sale of natural gas in British Columbia to residential, small to mid-size commercial and small industrial customers and the sale of natural gas and electricity in Michigan to small to mid-size commercial and industrial customers. Through Universal’s acquisition of Commerce on December 11, 2008, Universal also marketed electricity in Maryland, New Jersey, Pennsylvania, Ohio and California and natural gas in Maryland, Pennsylvania, Nevada and California. In addition, Universal owned a 66 2/3% interest in TGF, which owns the Belle Plaine Facility. Universal also marketed a water heater rental programme to residential customers in the Province of Ontario which, as described above was merged with the waterheater business carried on by the Fund through Newten Home Comfort. See “Establishment of 80% Interest in Newton Home Comfort and Subsequent Acquisition of Minority 20% Interest” above and “NHS Water Heater Financing Agreement” below. The Universal acquisition increased Just Energy’s market share and provided entry into new geographic markets as well as accelerating Just Energy’s entry into the water heater rental business.

The Fund has filed a Business Acquisition Report in respect of the Universal Acquisition which is available on the SEDAR website at www.sedar.com.

December 2009 Reorganization

The December 2009 Reorganization was implemented as part of an overall plan to grow the Fund’s business in the United States through the Universal Acquisition and Universal’s wholly-owned subsidiary, Commerce Energy, Inc. (“Commerce”). The December 2009 Reorganization involved a number of transactions commencing with the incorporation of Just Energy Finance Canada ULC (“JEFC”) and Just Energy Finance LLC (“JEF”), and culminating with the purchase and wind-up of Commerce Gas & Electric Corporation (the direct parent of Commerce) from JEEC by Just Energy (U.S.) making Commerce a wholly owned direct subsidiary of Just Energy (U.S.) on December 15, 2009.

As part of the December 2009 Reorganization, Just Energy (U.S.) and Commodities (the parent of Just Energy (U.S.)), entered into a Guarantee, Put and Call Agreement (the “GPC Agreement”) dated as of December 14, 2009. Pursuant to the GPC Agreement, Just Energy (U.S.) agrees that if JEFC shall at any time fail to (i) make full payment of any declared dividends that holders of preferred shares of JEFC are entitled to receive and that JEFC is obligated to pay pursuant to its preferred share terms; or (ii) make full payment of amounts payable by JEFC following the presentation and surrender for redemption or Just Energy (U.S.) liquidation of any JEFC preferred shares pursuant to the preferred share terms (collectively, the “Guaranteed Obligations”), then it irrevocably and unconditionally guarantees to pay or cause to be paid the Guaranteed Obligations. The GPC Agreement also provides that Just Energy (U.S.) grants to Commodities or any holder of preferred shares a right (“Put right”) to require Just Energy (U.S.) to purchase all of the preferred shares held by Commodities or any holder of preferred shares upon a number of events, including (x) a failure of JEFC to meet the Guaranteed Obligations, (y) a change of control of Just Energy (U.S.), or (z) Just Energy (U.S.) fails to maintain certain financial covenants. Additionally, the GPC Agreement provides Just Energy (U.S.) the right (“Call right”) to require Commodities or any holder of preferred shares to sell all of the preferred shares of JEFC held by it to Just Energy (U.S.) in accordance with the terms of the GPC Agreement.

NHS Water Heater Financing Agreement

On January 18, 2010 NHS and Home Trust Company, a wholly-owned subsidiary of Home Capital Group Inc., entered into a long-term financing agreement to finance current and future water heater installations by NHS. Under the agreement, NHS receives an amount equal to the five year cash flow from each NHS water heater customer rental contract discounted at an agreed rate. Home Trust then receives an amount equal to the customer payments on the contracts for the five years. The residual rental payments over the life of the water heaters reverts to NHS (the expected life of the water heaters is 15 years). The financing commitment is for water heater contracts entered into until January 2011 Funding for future years is to be negotiated and both parties have the right to terminate further funding on 180 days notice. To date, approximately $70 million has been funded.

Establishment of Momentis

In January 2010 the Fund established two Subsidiaries (Momentis U.S. Corp. and Momentis Canada Corp.) to carry on business related to the multi-level marketing of Energy Contracts in Canada and the United States (except in Texas and Georgia until May 2011).

Financing of Hudson Energy

On May 5, 2010, the Fund completed a public offering of $330 million aggregate principal amount of Fund Convertible Debentures to finance the purchase price and related costs of the Hudson Energy Acquisition (see “Hudson Energy Acquisition” below).

Hudson Energy Acquisition

On May 7, 2010 (effective May 1, 2010), Just Energy completed the indirect acquisition of Hudson Energy in accordance with the Hudson Acquisition Agreement. Hudson Energy sells natural gas and electricity primarily to small to mid-size commercial customers in New York, New Jersey, Texas, and Illinois. The consideration for the acquisition was approximately U.S.$304.2 million, adjusted by customary working capital adjustments, payable as to U.S.$295 million in cash at closing, and a post-closing deferred payment of U.S.$9.2 million, payable in four equal quarterly instalments during the first year following closing. An additional U.S. $600,000 was paid at closing as an adjustment of $100,000 multiplied by the aggregate number of calendar days that elapsed during the period beginning on and including May 2, 2010 and ending on and including May 7, 2010. The acquisition agreement contemplates an assumed net working capital of Hudson Energy equal to U.S.$40 million. The purchase price will be adjusted on a dollar for dollar basis in favour of the vendors if the net working capital on April 30, 2010 is greater than U.S.$40 million and in favour of Just Energy if net working capital on April 30, 2010 is less than U.S.$40 million. Of the aggregate purchase price, U.S. $22.5 million is being held in escrow for 18 months as security for the vendors’ indemnity obligations under the acquisition agreement.

The Fund has filed a Business Acquisition Report in respect of the Hudson Energy Acquisition which is available on the SEDAR website at www.sedar.com.

Proposed Conversion Transaction

On February 3, 2010, the Fund announced its plans to reorganize its income trust structure into a publicly-traded dividend-paying corporation. Unitholders, the holder of Class A Preference Shares and the holders of Exchangeable Shares will be asked to approve the proposed Conversion Transaction (to be effected pursuant to a plan of arrangement) at the Fund’s annual and special meeting of Unitholders scheduled for June 29, 2010.

The decision to propose the Conversion Transaction results from the changes to Canadian federal income tax legislation announced on October 31, 2006 relating to specified investment flow through trusts and the subsequent limitations placed on them after 2010. If approved and implemented, the Conversion Transaction will result in the reorganization of the Fund into a publicly-traded dividend paying corporation named “Just Energy Group Inc.” effective on or about January 1, 2011.

Pursuant to the proposed Conversion Transaction, if approved, among other things, each outstanding Unit and Class A Preference Share will be exchanged for one common share of New Just Energy, and, provided the holders of the Exchangeable Shares, voting as a separate class, approve the Conversion Transaction, each outstanding Exchangeable Share will also be exchanged for one New Just Energy common share. Following the Conversion Transaction, the board and management of New Just Energy will be comprised of the current members of the Board and management of JEC, and, subject to the approval of its Board, it is expected that New Just Energy will establish a dividend policy similar to the Fund’s current distribution policy pursuant to which it is anticipated it will initially declare monthly dividends of $0.10333 ($1.24 annually) per common share of New Just Energy.

In order for the Conversion Transaction to proceed, it must be approved by not less than 66 2/3% of the votes cast at the meeting by Unitholders, the Class A Preference Shareholder and Computershare as the holder of the special voting right of the Fund (the beneficiaries of which are the holders of Exchangeable Shares), voting together as a single class, either in person or by proxy. In order for the Conversion Transaction to be effective upon the holders of Exchangeable Shares, it must also be approved by not less than 66 2/3% of the votes cast by holders of Exchangeable Shares.

The proposed Conversion Transaction is subject to court, TSX and other necessary approvals.

The above referenced acquisitions and organic growth during the past three years have significantly expanded the business of the Fund so that at the date hereof the Fund, through its Affiliates: (i) held Gas Contracts in Canada and the United States representing approximately 1.23 million RCEs; (ii) held Electricity Contracts in Canada and the United States representing approximately 1.76 million RCEs and (iii) held approximately 77,000 contracts for leased waterheaters through NHS.

BUSINESS OF JUST ENERGY

General

Just Energy’s business involves: (i) the sale of natural gas to residential and commercial customers under long-term and short-term Gas Contracts; (ii) the sale of electricity to residential, commercial and small industrial customers under long-term and short-term Electricity Contracts; (iii) the sale of related JustGreen products; (iv) sale and lease of tankless and high efficiency water heaters; and (v) the operation of an ethanol facility. Just Energy’s price protection programs reduce or eliminate customers’ exposure to fluctuating energy prices, providing peace-of-mind from volatile energy prices and the ability to plan and budget more effectively.

It is Just Energy’s policy to match the estimated energy requirements of its customers by purchasing offsetting volumes of natural gas, electricity and JustGreen products from Commodity Suppliers. Just Energy derives its gross margins from the difference between the price at which it is able to sell gas and electricity to its customers and the price at which it purchases the offsetting volumes from Commodity Suppliers. In addition to revenues earned by Just Energy based upon its ability to lock in margins between the price it pays for gas and electricity supply and the price it charges its customers, Just Energy’s cash flows are impacted by the sale and purchase of excess gas and electricity supply.

Natural Gas

Just Energy, through its Affiliates, has been continuously marketing Gas Contracts since JEC’s inception in 1997. Gas Contracts have historically been primarily for a four or five year term after which time they are eligible for renewal. However, short-term products are now also being offered. Just Energy’s natural gas customers are, in most cases, charged a fixed gas price for the full term of their contracts as opposed to a variable gas price (WACOG) charged by the LDCs, such as, among others, Union Gas and Enbridge Gas in Ontario, Terasen in British Columbia, Con Edison in New York, and Peoples Gas in Illinois. Although customers purchase their gas supply through Affiliates of Just Energy, the LDC is still mandated, on a regulated basis, to distribute the gas. Except in Alberta, the LDCs provide billing and, except in Alberta and Illinois, the LDC’s provide collection services, including the collection and remittance to Just Energy’s Affiliates or their Gas Suppliers of the commodity portion of each customer’s account for a small monthly fee. In Illinois, the LDC provides collection services only until the account is delinquent. In Ontario, British Columbia, Manitoba and Quebec, each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential and commercial customers.

In Alberta, Alberta Energy Savings and Just Energy Alberta receive cash only when the customer has ultimately consumed the gas. Alberta’s regulatory environment is different from other Canadian markets where the Fund through its Affiliates in Alberta is required to invoice and receive payments directly from its customers. To facilitate this obligation, Alberta Energy Savings entered into a five year agreement with EPCOR for the provision of billing and collection services in Alberta. The five year agreement with EPCOR for the provision of billing and collection services for all of Just Energy’s customers in Alberta was amended and extended in December 2008 so that EPCOR will continue to provide billing and collection services for Alberta Energy Savings’ existing customers until November 30, 2011. In August of 2009, Just Energy, through Just Energy Alberta (a limited partnership formed on January 23, 2009 separate and distinct from Alberta Energy Savings), commenced selling natural gas to new Alberta customers and has commenced billing and collection services directly for all new customers signed and renewed customers.

Just Energy Illinois obtained its gas marketers licence and started test marketing the sale of Gas Contracts in January 2004 and is currently operating in the NICOR, Peoples and North Shore territories. In Illinois the available natural gas market is approximately 4.0 million customers. While the LDCs in Illinois can be responsible for billing customers for Just Energy Illinois’ commodity charges, Just Energy Illinois is exposed to the risk of non-payment.

Just Energy New York obtained the necessary New York licences and registrations by March 2005 and commenced marketing gas in the State of New York in November 2005. The New York market has 4.8 million natural gas customers.

On December 1, 2006, Just Energy Indiana entered into a supplier aggregation services arrangement with Northern Indiana Public Service Company (NIPSCO) and commenced marketing Gas Contracts to residential, small to mid-size commercial and small industrial customers in the NIPSCO territory in the State of Indiana. The Indiana market has approximately one million natural gas customers of which management estimates that approximately 9% of residential customers and 21% of commercial customers are on long term contracts.

Through the acquisition of Universal Energy on July 1, 2009, Just Energy gained immediate access to several new deregulated natural gas markets in Ohio, Michigan, Pennsylvania, Georgia, Maryland and California, Just Energy has expanded quickly in Michigan and Ohio with market sizes of 3.2 million and 3 million customers respectively.

In each of these states, the utility is responsible for billing Just Energy customers and Just Energy is not exposed to the risk of bad debt.

Just Energy purchases gas supply in advance of marketing. The utility regularly provides marketers with monthly and annual forecasts so Just Energy can maintain its supply purchases in line with utility requirements on an ongoing basis. LDCs require some of Just Energy’s Affiliates to inject gas into storage in the summer for delivery to customers in the winter pursuant to a preset delivery schedule. In New York, Consolidated Edison does not provide gas storage capacity to marketers. All gas requirements are met with flowing gas deliveries. In all Canadian markets except for Alberta, the LDCs pay Just Energy for the gas when it is delivered. In other jurisdictions Just Energy is paid upon consumption by the customers.

At the date hereof, Just Energy, through its Affiliates, had Gas Contracts in Canada representing approximately 734,000 RCEs and in the United States representing approximately 501,000 RCEs.

Electricity

Just Energy, through JEOLP, has been actively marketing for commercial and retail electricity customers in Ontario since December, 2005 (JEC had commenced marketing for commercial and retail electricity customers in Ontario in May, 2002, but indefinitely suspended its marketing activities in late 2002 as a result of provincial regulation). There are approximately 9.6 million RCEs of electricity available for marketing in Ontario. The principles relating to the marketing of natural gas equally apply to the marketing of electricity, except that rather than offering customers a fixed price, as is generally the case for natural gas, the Electricity Contracts offer customers price protection for approximately 90—95% of their electricity requirements. Customers may experience a small balancing charge or credit each billing due to fluctuations in prices applicable to their load requirements not covered by fixed pricing. In 2008, Just Energy began marketing an indexed product to electricity customers in Ontario, pursuant to which customers can pay the market price and may choose to receive Just Energy’s JustGreen product for electricity at a marginal premium.

Alberta Energy Savings commenced marketing Electricity Contracts in Alberta in February 2005. The Alberta market has a total of approximately 2.1 million electricity RCEs. The Alberta electricity market is open for residential, commercial and industrial customers. In the late summer of 2009, Just Energy, through Just Energy Alberta commenced selling electricity to Alberta customers and has commenced billing and collection services directly for all new customers signed and renewal customers.

The New York market has approximately 8.1 million electricity RCEs. Just Energy New York has six offices in New York State. Electricity consumption attributable to Just Energy’s customers is settled through the New York Independent System Operator.

Through the Just Energy Texas acquisition (see “General Development of the Fund – Three Year History”), Just Energy commenced marketing Electricity Contracts in Texas on May 24, 2007. Just Energy Texas L.P. has been marketing electricity pursuant to predominantly short term commercial contracts in the State of Texas since November, 2002. The Texas market consists of more than 16.0 million residential, small commercial and small industrial RCEs. Just Energy Texas is exposed to the risk of non-payment in the Texas market.

Electricity accounts are automatically balanced daily. In real-time, any supply greater than consumption is immediately sold off into the open market at the spot price, while any shortfall is immediately purchased in the open market at the spot price.

At the date hereof, Just Energy, through its Affiliates, had Electricity Contracts in Canada representing approximately 760,000 RCEs and in the United States representing approximately 997,0000 RCEs.

On May 7, 2010 Just Energy acquired Hudson Energy effective May 1, 2010 with a significant book of Energy Contracts in New York, New Jersey, Illinois and Texas. The management of Just Energy believes that Hudson Energy is a strong strategic fit and will significantly accelerate Just Energy’s development as a leading North American energy marketing business and add significant depth and focus to the Fund’s energy marketing business. Eighty-five percent of Hudson Energy’s customers are commercial while 65% of Just Energy customers are residential. Hudson generates its sale through its Independent Broker marketing channels. Just Energy has not meaningfully utilized the broker channel as an aggregation tool. With its sales portal technology, Hudson Energy also has technology that enables more efficient selling of Hudson Energy’s products to commercial customers through the Independent Broker channel and through direct sales. The Fund’s management believe that this technology can be used in all of the jurisdictions in North America where Just Energy currently operates.

JustGreen Products

Just Energy also offers green products through its JustGreen product program. Sales of the JustGreen products continue to support and reaffirm the strong demand for green energy products in all markets. The electricity JustGreen product offers the customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Just Energy believes that these JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates. When a customer purchases a unit of green energy (gas or electricity), it creates a contractual obligation for Just Energy to produce a supply of green energy at least equal to the demand created by the customer’s purchase. The Fund has retained an independent auditor to validate its renewables and carbon offset purchases. The Fund currently sells JustGreen gas in Ontario, British Columbia, Alberta, Michigan, New York, Ohio and Illinois and JustGreen electricity in Ontario, Alberta, New York and Texas. JustGreen sales are expanding in the remaining markets. Of all customers who contracted with Just Energy in the year ending March 31, 2010, 39% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 81% of their consumption as green supply.

Overall, JustGreen now makes up in excess of 2% of the Fund’s overall gas portfolio, up from 1% for the year ending March 31, 2009. JustGreen supply makes up in excess of 5% of the Fund’s electricity portfolio, up from 2% for the year ending March 31, 2009. For this reason, the margins on new customer additions continued to exceed target levels despite certain focused price discounts to stimulate sales in markets with very low utility prices resulting in high five year premiums.

Waterheaters – the National Home Services Division

NHS was acquired on July 1, 2009 as part of the Universal Acquisition and was subsequently merged with the business of Newten Home Comfort L.P. NHS provides Ontario residential customers long-term water heater rental programs offering conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to offering furnaces and air conditioners. The combined installed water heater base on July 1, 2009 was 38,000. NHS continues to ramp up its operations and, as at March 31, 2010, had a cumulative installed base of 77,000 water heaters in residential homes. NHS earns revenue from its installed base. Currently, NHS is installing approximately 900 water heaters per week.

Because NHS is a high growth, relatively capital intensive business, Just Energy management believes that in order to maintain stability of distributions, separate non-recourse financing of this capital was appropriate. On January 18, 2010, NHS announced that it had entered into a long term financing agreement with Home Trust Company. Under the agreement, NHS will receive an amount equal to the five year cash flow of the water heater contract discounted at an agreed upon rate. Home Trust Company will then in return receive the customer payments on the water heaters for the next five years. The funding received to-date is approximately $70 million.

The growth of NHS has been rapid and, combined with the Home Trust financing, is expected to be self-sustaining on a cash flow basis. A number of Independent Contractors, previously marketing gas and electricity, have been redeployed to water heaters resulting in lower Ontario customer additions in energy marketing. Management believes this is the best utilization of the sales force in the Ontario market given the existing gas and electricity market conditions.

Terra Grain Ethanol Facility

As part of the Universal Acquisition, Just Energy acquired a 66 2/3% equity interest in TGF, a 150 million litre capacity, wheat-based ethanol facility located at Belle Plaine Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain. Production levels were and continue to be below capacity due to bottlenecks in grain milling and weather related issues. The first phase of the installation of a new grain milling facility was completed in March 2010 and production in May/June 2010 has now reached 75% of capacity. TGF receives a federal subsidy based on ethanol production of $0.10 per litre produced, reducing to $0.09 per litre through fiscal 2011 and reducing to $0.05 per litre in fiscal 2015 when the subsidy ends.

Marketing

Just Energy’s growth through its Affiliates has been achieved primarily through their own marketing initiatives. Residential customers are solicited primarily on a door-to-door basis by Independent Contractors, who are not employees of Just Energy. Commencing in April 2010, customers are also solicited through a multi-level marketing program by Momentis utilizing Independent Representatives. Hudson Energy also employs Independent Brokers utilizing a web based sales portal and a Florida based telemarketing centre to solicit Energy Contracts. Marketing also involves Internet sales through a partnership arrangement with Red Ventures Inc. The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to six months. The cost for obtaining a new customer and related expenses currently includes commissions payable to Independent Contractors, Independent Brokers and Independent Representatives, salaries paid to the marketing and customer service departments which support the Independent Contractors, Independent Brokers and Independent Representatives, salaries paid to customer service representatives who verify the customer contracts, the costs of printing contracts, bonus awards, advertising costs and the costs of promotional materials. The ability of Just Energy through its Affiliates to contract large numbers of customers at a reasonable cost has been a key ingredient in the success of Just Energy.

Renewals

Legislation and regulations related to the renewal of consumer contracts in general or Energy Contracts in particular can affect Just Energy’s ability to automatically renew customers upon notice, thereby affecting the percentage of existing customers whose Energy Contracts are renewed at the end of their initial term. Ontario’s energy regulations permit automatic renewal under specified conditions, but automatic renewal of Electricity Contracts for those who consume less than 150,000 kWh per year is not permitted. On July 30, 2005, consumer protection regulations came into force in Ontario that prevent the automatic renewal of contracts to which the legislation applies (which includes consumer Energy Contracts entered into after July 30, 2005). On November 30, 2005, Alberta’s energy regulations were amended to permit the automatic renewal for up to one year of Energy Contracts, provided automatic renewal is permitted by the terms of the contract itself.

In the Province of British Columbia, the Code of Conduct for Gas Marketers provides for the automatic renewal of Energy Contracts. In the Provinces of Quebec and Manitoba, the renewal of Energy Contracts is permitted by means of an original signature.

In New York, Ohio, Illinois and Indiana, existing Energy Contracts may be automatically renewed for up to 5 years. In Texas and Michigan Energy Contracts may be renewed, however, automatic renewals are restricted to monthly terms.

In fiscal 2009, the renewal rate for Gas Contracts was 61% in Canada and 67% in the United States and the renewal rate for Electricity Contracts was 73% in Canada and 79% in the United States.

Secured Supply Arrangements

To enable it to meet its supply obligations to its customer base and fix its margins, Just Energy enters into supply contracts with Commodity Suppliers to purchase the natural gas and the electricity required to supply its customers. Just Energy purchases gas and electricity in large volumes on a wholesale basis and is therefore able to secure favourable long-term fixed price supply contracts. By following a policy of purchasing its estimated customer supply obligations in advance, Just Energy is able to achieve stable and predictable cash flows. Additional cash flows may be achieved through signing up new customers and renewing existing customers to new four or five year Gas Contracts and Electricity Contracts.

Just Energy transacts with a number of different counterparties for its energy supply, however its primary suppliers are part of an intercreditor arrangement pursuant to which the suppliers and creditors of Just Energy share in the collateral provided by Just Energy. The supply participants to the intercreditor agreement are Shell, BP,

Constellation, Société Générale and Bruce Power. Certain of these suppliers also assist in managing, balancing and/or scheduling gas and/or power requirements in certain markets for a fee pursuant to additional agreements. In addition to these suppliers, there are certain arrangements with Sempra that continued as part of the Universal Acquisition.

As indicated above, each transaction is specific as to price, volume and term. Just Energy’s financial obligations to Shell, BP, Société Générale, Bruce Power, and Constellation (collectively, the “Secured Suppliers”) are secured by a general security agreement providing for, among other things, a priority security interest over all customer contracts and a second charge over those associated with Sempra (except for those owned by Alberta Energy Savings) pursuant to the intercreditor agreement and related security agreements described under the heading “Credit Facility”. If the Secured Suppliers default in their obligations to deliver gas and electricity to Just Energy, or if Just Energy or its Affiliates default in their obligations to accept delivery of gas or electricity, under a transaction, the contractual arrangements between them contain provisions requiring, subject to force majeure, the payment of various amounts by the defaulting party to the non-defaulting party, including liquidated damages. To date, neither the Secured Suppliers nor Just Energy or its Affiliates have failed to fulfil their respective obligations.

Just Energy, through its Affiliates, has also entered into contractual arrangements for the physical purchase or financial hedge of gas and electricity supply from other Commodity Suppliers, including EPCOR in Alberta. Although the contractual arrangements with these other Commodity Suppliers are not secured on the same basis as the transactions with the Secured Suppliers, in certain circumstances, security for the obligations of Just Energy and its Affiliates to these other Commodity Suppliers is provided by way of letter of credit. In addition, EPCOR has security over the customer contracts of Alberta Energy Savings.

Competition—General

Management of Just Energy believes it has significant competitive advantages over other energy retailers in that it has: (i) a marketing and sales organization which has achieved significant success in commodity and green product sales; (ii) a responsive customer care and customer service process; (iii) a disciplined management of commodity, green product and waterheater purchases; (iv) products priced to achieve stable margin growth vs. customer growth in all business sectors. The industry credibility of Just Energy’s Affiliates is based on the long-term experience of its management team relating to the deregulation of natural gas and electricity and their innovations in providing consumer choices including its JustGreen product offerings within the direct purchase market.

To the extent that Just Energy is successful through its marketing program in educating customers, it believes that it can be successful in signing LDC customers to Gas Contracts and Electricity Contracts. Just Energy offers its customers protection against price volatility through fixed price, fixed term supply arrangements, providing peace-of-mind and the ability to plan and budget more effectively. Just Energy does not view the LDCs as true competitors, but rather as a supplier of last resort for customers. The LDCs are currently not permitted to make a profit on the sale of the gas and electricity commodity to their supply customers.

Industry Competition—Natural Gas, Electricity, Waterheaters and Ethanol

Natural Gas and Electricity

Other than LDCs (discussed below) Just Energy’s largest competitors in Canada and the United States are Direct Energy Marketing Ltd.(which is owned by Centrica plc), IGS Energy Inc., Gateway Energy Services Corporation, MXenergy Inc. and MXenergy Electric Inc. (which are owned by MXenergy Holdings Inc.) and Superior Energy Management (a division of Superior Plus LP, which is owned by Superior Plus Corp.).

Just Energy has natural gas and electricity competition in every jurisdiction in which it carries on business. Generally, competitors are local in nature with a few extending to multiple jurisdictions. There can be upwards of twenty competitors in many markets. The nature and product offerings vary by jurisdiction both in the term of an offering and the security provided over changing commodity prices. It is possible that new entrants may enter the market and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than cost, their existing customer bases could provide them with a significant competitive advantage. This may limit the number of customers available for marketers including Just Energy.

Waterheaters

As alternatives to renting waterheaters from NHS, persons may purchase or own a waterheater, or rent a waterheater from a competitor. Direct Energy (Enbridge territory) and Reliance Home Comfort (Union Gas territory) operate waterheater rental programs for Ontario residents (including the new home construction market) which compete with NHS’ waterheater rental program, as do several smaller rental providers, including Planet Energy Corporation.

Ethanol

The largest Canadian ethanol producers in Canada with whom TGF competes are Greenfield Ethanol, Suncor and Husky Energy. If TGF sells ethanol in the United States, it would compete with, among others, Archer Daniels Midland Company (the single largest producer in the ethanol industry). The North American ethanol industry also includes many small, independent firms and farmer-owned cooperatives. Management believes that the Belle Plaine Facility’s capacity is generally comparable to the capacity of the facilities owned by TGF’s primary competitors. There has been considerable consolidation of ethanol producers in the United States as a result of declining commodity prices and tightening credit markets.

TGF believes that its ability to compete successfully in the ethanol production industry depends upon many factors, including the price of feedstock, reliability of its production processes and delivery schedule, transportation costs and volumes of ethanol produced and sold.

With respect to distillers grains, TGF competes with other ethanol producers, as well as a number of large and small suppliers of competing livestock and dairy feed. TGF believes the principal competitive factors are price, proximity to purchasers and product quality.

Energy Source Competition

Natural gas enjoys advantages over electricity and other fossil fuels, including the fact that it is readily available through vast transmission and distribution systems and has significant environmental advantages compared to other fossil fuels, which management believes should result in consumers continuing to switch to natural gas for their energy needs. However, the price advantage which natural gas at one time enjoyed over these other forms of energy will be diminished if the price of natural gas increases and, to the extent that consumers have the capacity to switch to the use of other forms of energy, such increases in the price of natural gas could result in other sources of energy providing more significant competition to Just Energy’s natural gas offering. With regard to Just Energy’s customer base, while some of its mid-sized industrial and commercial customers may be in a position to select an alternate energy source, this option would normally not be available to its residential, small to mid-size commercial and small industrial customers without significant capital cost. Accordingly, while major industrial users (a market segment not served by Just Energy) can indeed change from one source of energy to another to take advantage of commodity price differentials, this requires installation of equipment which is generally not economic for residential or small to mid-size commercial and small industrial users. Currently, there is no foreseeable alternative for power.

Environmental Protection

With respect to the sale of natural gas and electricity, Just Energy does not view potential environmental liabilities as a significant concern. The Affiliates of Just Energy never have physical custody or control of the natural gas or electricity or any facilities used to transport it and pass title to the gas and electricity sold to their respective customers at the same point at which they accept title from their respective Commodity Suppliers. Therefore, any potential liability to the Affiliates of Just Energy for gas leaks or explosions during transmission and distribution is considered to be remote.

In connection with TGF’s Belle Plaine Facility, the Fund is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of its employees. These laws and regulations require TGF to obtain and comply with numerous environmental permits to operate its Belle Plaine Facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. The Fund does not anticipate a material adverse effect on its business or financial condition as a result of TGF’s efforts to comply with these requirements.

Employees

As at the date hereof, Just Energy employs approximately 898 persons, of which 8 constitute the Fund’s executive group, 54 are employed in the finance and risk management departments, 30 are employed in the legal and regulatory departments, 104 are employed in the information technology group, 175 are employed in the operations department, 12 are involved in the human resources and facilities department and over 515 are employed in the customer service, marketing and processing group. Approximately 1,500 Independent Contractors are involved in the door-to-door marketing of Gas Contracts and Electricity Contracts. In addition, approximately 500 Independent Representatives are associated with Momentis and approximately 550 Independent Broker companies representing in excess of 1,000 individual Independent Brokers are associated with Hudson Energy.

Real Property

As at June 19, 2010, Just Energy and its Subsidiaries and Affiliates lease approximately 311,127 square feet of space consisting of 106,364 square feet of head office and administrative space, 48,512 square feet near its Mississauga head office to serve as a call and customer service centre, 139,319 square feet (46 offices) as centres for the contracting of Independent Contractors in Canada and the United States, 10,204 square feet in Houston Texas to serve as its head office in the United States and 6,728 square feet of the Texas head office serves as a call and service centre.

Just Energy, through its 66 2/3% interest in TGF, also holds an interest in the Belle Plaine Facility. Additionally, through the Hudson Energy Acquisition, Just Energy indirectly holds title to a one story office building in Largo, Florida consisting of approximately 4,800 square feet of office space situated on a parcel of land of approximately 22,000 square feet.

Industry Regulation

The OEB is the primary government body responsible for the regulation of the natural gas and electricity distribution industry within Ontario. Pursuant to the Ontario Energy Board Act, 1998 and the Energy Competition Act, 1998 (Ontario), the OEB regulates virtually all aspects of the industry including transmission, distribution, storage, and supply of natural gas and electricity to Ontario consumers. The regulation of the British Columbia natural gas and electricity industry is the responsibility of the British Columbia Utilities Commission pursuant to the Utilities Commission Act (British Columbia). The sale of electricity and natural gas in Alberta is regulated by the Alberta Utilities Commission pursuant to the Electric Utilities Act (Alberta)) and the Gas Utilities Act (Alberta), respectively. The marketing of energy products in Alberta is regulated by The Ministry of Service Alberta pursuant to the Fair Trading Act (Alberta). The Manitoba Public Utilities Board regulates the natural gas and electricity industry in the Province of Manitoba pursuant to the Public Utilities Board Act (Manitoba). The Board oversees all aspects of natural gas marketing within the Province. Marketing natural gas by Energy Savings Quebec in the operating territory of Gaz Metro, in the Province of Quebec, was approved by the Régie de l’énergie under Decision D-2003-180. The Decision provides that Gaz Metro may administer and oversee directly a program to allow commercial consumers (within certain rate classes) to receive natural gas from alternative suppliers. The rules and practices which govern the program are described in an approved service agreement executed between the marketer and the utility.

The New York Public Service Commission regulates natural gas and electricity in the State of New York pursuant to the Public Service Law. In the State of Illinois, the sale of natural gas is regulated by the Illinois Commerce Commission pursuant to the Public Utilities Act. The regulation of the sale of natural gas in the State of Indiana is regulated under the Indiana Code, by the Indiana Utility Regulatory Commission. Pursuant to the Texas Public Utility Regulatory Act, the Public Utility Commission of Texas regulates the sale of electricity in the State of Texas.

Just Energy has obtained and maintains all of the licenses required to undertake its business in all of the jurisdictions in which it operates.

Credit Facilities

JEOLP and Just Energy (U.S.) have entered into a credit agreement pursuant to which a group of financial institutions have made a $250 million operating facility available to JEOLP and Just Energy (U.S.) (the “Credit Facility”). Securities (including notes issued pursuant to the JEC Note Indenture and the Exchangeco II Note Indenture) owned directly or indirectly by the Fund in “restricted” entities (including without limitation JEC, ESIF CT, Exchangeco II, ESLP, JEOLP, Just Energy B.C., Just Energy Quebec, Commodities, Just Energy Manitoba, Just Energy (U.S.), Just Energy Illinois, Just Energy Indiana, Just Energy New York, Just Energy Texas L.P., Just Energy Alberta, JEUSC, Commerce and Hudson Energy Services LLC) have been pledged to CIBC, as the collateral agent, as security for the Credit Facility. CIBC, as collateral agent, also holds as security for the Credit Facility all Energy Contracts owned directly or indirectly by the Fund, except for those customer contracts owned by Alberta Energy Savings. To complement the Credit Facility, Shell, BP, Constellation, Société Générale, Bruce Power and the lenders have entered into an intercreditor agreement (the “Intercreditor Agreement”) pursuant to which Shell, BP, Constellation, Société Générale, Bruce Power and the lenders jointly hold security over substantially all of the assets of the Fund and its active Subsidiaries and Affiliates (other than Alberta Energy Savings, NHS and TGF and a second charge over the assets associated with continuation of the Sempra arrangement.). All LDC receipts are directed to bank accounts over which CIBC, as collateral agent, has a blocked account agreement (each a “Blocked Account”). Gas Suppliers and Electricity Suppliers invoice the Affiliates and Subsidiaries of the Fund directly and, provided that no event of default exists under the Credit Facility, the Intercreditor Agreement, the Energy Contracts or the related security agreements, the Affiliates and Subsidiaries of the Fund, on a monthly basis, pay the cost of commodity and related administration fees directly from the Blocked Accounts and remit the remaining proceeds to the Affiliates and Subsidiaries of the Fund. Where an event of default exists, CIBC, as collateral agent, has the right to exercise control over each Blocked Account in any manner and in respect of any item of payment or proceeds thereof in accordance with the terms of the Intercreditor Agreement. To date, JEOLP and Just Energy (U.S.) have complied with all covenants under the Credit Facility.

TGF Credit facility

A credit facility of up to $50.0 million was established with a syndicate of Canadian lenders led by Conexus Credit Union to finance the construction of the ethanol plant in 2007. The facility was further revised on March 18, 2009, and was converted to a fixed repayment term of 10 years commencing March 1, 2009 which includes interest costs at a rate of prime plus 2%, with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholder’s equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The credit facility was further revised on March 31, 2010 postponing the principal payments due for April 1 to June 1, 2010 and to amortize them over the six month period commencing October 1, 2010 and ending March 31, 2011.

TGF Debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40.0 million aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly in the amount of $1.0 million per quarter. The agreement includes certain financial covenants the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholder’s equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the Debenture until April 1, 2011.

TGF Term/Operating Facilities

TGF also maintains a working capital facility for $10.0 million with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. In addition, TGF has a working capital operating line of $7.0 million bearing interest at a rate of prime plus 1%, of which $3.2 million was drawn via overdraft and $1.6 million is drawn pursuant to letters of credit.

RISK FACTORS

The business of the Fund and an investment in securities of the Fund or JEEC are subject to certain risks. Prospective purchasers of securities of the Fund or JEEC should carefully consider the risk factors set forth under the headings “Information Concerning the Fund and JEEC – Risk Factors” and “Information Concerning New Just Energy – Risk Factors” at pages 52 through 56 and at page 63, respectively, of the Fund Information Circular, under the heading “Risk Factors”“ at pages 54 through 65 of the Fund Prospectus and under the heading “Risk factors” at pages 42 through 51 of the Fund MD&A, which portions of such documents are incorporated by reference in this Annual Information Form and are available on the SEDAR website at www.sedar.com. The principal risks and uncertainties that Just Energy can foresee are described in the above referenced excerpts, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. The list may not be an exhaustive list as some future risks may be as yet unknown. Other risks currently regarded as immaterial, could turn out to be material. If any such risks actually occur, the business, financial condition and/or liquidity and results of operations of the Fund could be materially adversely affected and the ability of the Fund to make distributions on the Units and JEEC to pay dividends on the Exchangeable Shares could be materially adversely affected.

DISTRIBUTIONS AND DIVIDENDS

Distributions On Units

The Fund’s current distribution policy is described under the heading “Cash Distributions” in Schedule “C”—Declaration of Trust and Description of Units. In addition, the Board of Directors of JEC, as administrator of the Fund, has adopted a distribution policy which contains quantitative and qualitative guidelines which are reviewed regularly to ensure the Fund is in compliance with the policy.

The Unitholders of record on a distribution record date are entitled to receive distributions paid by the Fund in respect of that month. Cash distributions are made on the last business day of the calendar month to the Unitholders of record on the 15th day of such month.

In 2010, the Fund has declared regular distributions of $0.10333 per Unit for the months of January through June. In addition, on January 31, 2010, the Fund paid a special distribution of $0.20 per Unit to Unitholders of record at the close of business on December 31, 2009. For the year ended December 31, 2009, the Fund declared aggregate distributions of $1.44 per Unit (including the special distribution).

The following table sets forth the month of payment and the distributions per Unit paid by the Fund on the Units for the three most recently completed financial years of the Fund and for the months from April 2010 to June 2010.

Record of Cash	Fiscal 2011		Fiscal 2010		Fiscal 2009		Fiscal 2008
Distributions (1)	$ Per Unit		$ Per Unit		$ Per Unit		$ Per Unit
April	0.10333		0.10333		0.10083		0.09292
May	0.10333		0.10333		0.10083		0.09292
June	0.10333	(5)	0.10333		0.10083		0.09292
July	—		0.10333		0.10333		0.09708
August	—		0.10333		0.10333		0.09708
September	—		0.10333		0.10333		0.10083
October	—		0.10333		0.10333		0.10083
November	—		0.10333		0.10333		0.10083
December	—		0.10333		0.10333		0.10083
			0.20	(4)	0.165	(3)	0.4100	(2)
January	—		0.10333		0.10333		0.10083
February	—		0.10333		0.10333		0.10083
March	—		0.10333		0.10333		0.10083

Notes:

(1)	All distributions are paid on the last day of the month to Unitholders of record on the 15th day of the month.

(2)

Special distribution declared December 20, 2007, payable to persons who were Unitholders at December 31, 2007 as to 50% ($0.205) in cash (payable as to 1/3rd thereof on the last day of each of January, February and March of 2008) and as to 50% ($0.205) in Units payable by the issuance of Units as to 1/3rd thereof on the lasts days of each of June, September and December of 2008) based on the $16.70 closing TSX price for Units on December 31, 2007. Similar arrangements were made by JEC to ensure that the special distribution was made available in 2008 to the holders of Class A Preference Shares, unit appreciate rights and deferred unit grants on the December 31, 2007 record date.

(3)	Special distribution declared December 18, 2008, to persons who were Unitholders at December 31, 2008 payable as to 100% in cash on January 31, 2009. Similar arrangements were made by JEC to ensure that the special distribution was made available in 2009 to the holders of Class A Preference Shares, unit appreciation rights and deferred unit grants on the December 31, 2008 record date.

(4)	Special Distribution declared December 15, 2009, to persons who were Unitholders at December 31, 2009 payable as to 100% in cash on January 31, 2010. Similar arrangements were made by JEC to ensure that the special distribution was made available in 2010 to the holders of Class A Preference Shares, unit appreciation rights and deferred unit grants on the December 31, 2009 record date.

(5)	Regular monthly distribution declared June 4th, 2010, payable on June 30, 2010 to persons who were Unitholders on June 15, 2010.

Dividends on Exchangeable Shares

The holders of Exchangeable Shares are entitled to receive dividends in an amount equal to 66 2/3% of the amount of any distributions made by the Fund to Unitholders. Accordingly, in 2010 JEEC declared regular dividends of $0.06889 per Exchangeable Share for the months of January through May and a special dividend of $0.13333 per Exchangeable Share to the holders of Exchangeable Shares of record at the close of business on December 31, 2009. For the period from July 1, 2009 to December 31, 2009, JEEC declared aggregate dividends of $0.54667 per Exchangeable Share (including the special dividend).

The distributions and dividends anticipated to be paid to Unitholders and the holders of Exchangeable Shares, respectively, during the remainder of 2010 will not be affected by the proposed Conversion Transaction and it is expected that they will be paid in the usual manner. Following completion of the Conversion Transaction the Fund anticipates a monthly dividend in the amount of $0.10333 per New Just Energy Share ($1.24 per annum) will be paid to New Just Energy Shareholders.

The historical distribution and dividend payments made by the Fund and JEEC, respectively, may not be reflective of future dividend payments of New Just Energy and future dividends are not assured or guaranteed. The amount of future cash dividends on the New Just Energy Shares will be subject to the discretion of the New Just Energy board and may vary depending on a variety of factors including, among other things, profitability, fluctuations in working capital and capital expenditures.

MARKET FOR SECURITIES

Units of the Fund

The Units of the Fund are listed for trading on the TSX under the symbol JE.UN. The following table sets forth the price range and trading volume of Units traded on the TSX for the periods indicated as reported by the TSX.

Period	High ($)	Low ($)	Volume
2010
January	14.50	13.65	4,928,604
February	14.49	13.64	7,191,702
March	14.38	13.95	7,610,196
April	14.24	13.32	11,715,138
May	13.50	11.17	9,973,354
June (1 – 18)	13.25	12.75	5,133,100

2009
April	12.75	10.36	4,987,212
May	12.60	11.00	6,921,103
June	11.62	10.16	8,334,612
July	12.55	10.80	5,729,743
August	13.05	12.39	6,962,854
September	14.40	12.34	11,931,121

	0,000,000	0,000,000	0,000,000
Period	High ($)	Low ($)	Volume
October	14.02	12.95	4,914,869
November	13.80	12.58	7,798,136
December	14.50	12.90	7,075,545

Exchangeable Shares

The Exchangeable Shares, each of which is exchangeable for one Unit at any time at the option of the holder for no additional consideration, began trading on the TSX under the trading symbol JEX on July 6, 2009. The following table sets forth trading information for the Exchangeable Shares for the periods indicated as reported by the TSX:

	0,000,000	0,000,000	0,000,000
Period	High ($)	Low ($)	Volume
2010
January	14.85	13.51	26,014
February	14.45	13.66	12,306
March	15.62	13.36	54,510
April	14.35	13.35	32,095
May	13.36	11.80	17,962
June (1 – 18)	13.15	12.76	29,600

2009
July (6-31)	12.43	10.51	149,565
August	13.01	12.26	99,068
September	14.31	12.40	300,778
October	14.25	13.00	168,173
November	13.63	12.60	259,691
December	14.35	12.86	218,348

Fund Convertible Debentures

The Fund Convertible Debentures began trading on the TSX under the trading symbol JE.DB on May 5, 2010. For the period from May 5, 2010 to June 18, 2010, inclusive, $24,298,000 aggregate principal amount of Fund Convertible Debentures were traded on the TSX with a high trading price of $97.80 and a low trading price of $93.00.

JEEC Convertible Debentures

JEEC assumed the JEEC Convertible Debentures from Universal, and the Fund unconditionally and irrevocably guaranteed the payment and performance of all obligations of JEEC under the JEEC Convertible Debentures, on July 1, 2009 in connection with the Universal Acquisition. The JEEC Convertible Debentures began trading on the TSX under the symbol JEX.DB on July 6, 2009 following the Universal Acquisition. Prior thereto, the JEEC Convertible Debentures traded on the TSX under the symbol UEG.DB. The following table sets forth trading information for the JEEC Convertible Debentures for the periods indicated as reported by the TSX:

	0,000,000	0,000,000	0,000,000
Period	High ($)	Low ($)	Volume
2010
January	100.5	98.0	4,507,000
February	102.0	99.5	424,000
March	102.9	100.8	1,430,000
April	102.0	98.0	1,848,000
May	100.0	97.0	2,495,000
June 1 – 18	100.3	97.0	2,521,000

2009
July	90.5	85.0	937,000
August	95.0	90.0	1,365,000
September	95.0	92.0	6,292,000
October	96.5	93.5	7,922,000
November	98.3	95.6	1,923,000
December	100.0	96.8	2,868,000

PRIOR SALES

The Fund issued the following securities during the most recently completed financial year, none of which are listed or quoted on a marketplace: The grant date value of the UARs is based on the closing price of the Units on the TSX on the day prior to the grant date.

1.	11,500 UARs were granted on June 26, 2009 having a grant date value of $11.28 per UAR.

2.	12,070 UARs were granted on August 6, 2009 having a grant date value of $10.70 per UAR.

3.	3,000 UARs were granted on September 17, 2009 having a grant date value of $12.74 per UAR.

4.	13,000 UARs were granted on November 6, 2009 having a grant date value of $13.65 per UAR.

5.	20,000 UARs were granted on December 2, 2009 having a grant date value of $12.89 per UAR.

6.	1,245,643 UARs were granted on March 31, 2010 having a grant date value of $14.30 per UAR.

In addition, as part of their fee based compensation, DUGs are issued to directors at the end of each quarter at a value per DUG equal to the 20 day simple average closing price of the Units on the TSX preceding the quarter end.

The following table describes the number of DUG’s granted, the date granted, and the 20 day simple average closing price of Units used to determine the number of DUGs granted.

Quarter Ended	Total Number of DUGs Granted	20 Day Average Closing Price
June 30, 2009	4,907	$10.77
September 30, 2009	3,865	$13.67
December 31, 2009	3,870	$14.23
March 31, 2010	3,851	$14.24

SHARE AND LOAN CAPITAL STRUCTURE OF THE FUND AND ITS SUBSIDIARIES

The Fund

1.	Units, Special Units and Special Voting Rights: The Fund is authorized pursuant to the Declaration of Trust, to issue an unlimited number of Units and Special Units and an unlimited number of Special Voting Rights of which at May 23, 2010 124,857,456 Units, no Special Units and one Special Voting Right were issued and outstanding. See Schedule “C” for a more detailed description of the Units. The Special Voting Right was issued in connection with the issue of the Exchangeable Shares and entitles the holders thereof to one vote at meetings of Unitholders and in respect of any written resolution of Unitholders for each Exchangeable Share held.

2.	Fund Convertible Debentures: The Fund issued $330 million aggregate principal amount of 6.00% convertible, unsecured, subordinated debentures on May 5, 2010 to finance the Hudson Energy Acquisition and costs related thereto. The Fund Convertible Debentures are governed by the Fund Debenture Indenture. The Fund Convertible Debentures mature on June 30, 2017 and are convertible at the option of the holder into Units at a conversion price of $18.00 per Unit any time prior to maturity or redemption. The Fund Convertible Debentures are not redeemable by Just Energy before June 30, 2013, except upon the satisfaction of certain conditions after a change of control of Just Energy has occurred. On or after June 30, 2013 and prior to June 30, 2015, Just Energy has the option to redeem the Fund Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued interest, provided that the volume weighted average trading price for the Units is not less than 125% of the conversion price. On or after June 30, 2015, Just Energy may redeem the Fund Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued and unpaid interest. In addition, the Fund may, at its option, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to pay, in whole or in part, the principal amount of the Fund Convertible Debentures that are to be redeemed or that have matured by issuing to the holders thereof that number of freely tradeable Units determined by dividing the principal amount of the Fund Convertible Debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable. In addition, subject to applicable regulatory approval, freely tradeable Units may be issued to the Debenture trustee and sold, with the proceeds used to satisfy the obligation to pay interest on the Fund Convertible Debentures.

Just Energy Corp.

Share Capital of JEC

The authorized share capital of JEC consists of an unlimited number of Common Shares, an unlimited number of Class A Preference Shares, an unlimited number of Class B Preference Shares and an unlimited number of Class C Preference Shares of which, as at the date hereof, 100 Common Shares, 5,263,728 Class A Preference Shares, no Class B Preference Shares and no Class C Preference Shares were issued and outstanding. No additional Class A Preference Shares, Class B Preference Shares or Class C Preference Shares may be issued. The voting rights attached to the Common Shares are subject to the terms of the JEC Shareholders’ Agreement. See Schedule B hereto. The following is a description of the rights attached to such shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of JEC and to one vote per share at such meetings (other than meetings of another class of shares of JEC). The holders of Common Shares are, at the discretion of the board of directors of JEC and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares. In the event of the liquidation, dissolution or winding-up of JEC or other distribution of its assets among its shareholders, holders of the Common Shares shall be entitled to receive the amounts specified below under the heading “Liquidation, Dissolution or Winding-up”.

Preference Shares

Class A Preference Shares

Except where specifically provided by the OBCA, the holders of the Class A Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of JEC and shall not be entitled to vote at any such meeting. However, pursuant to the Declaration of Trust, the holders of the Class A Preference Shares will be entitled to vote in all votes of Unitholders (including resolutions in writing) as if they were the holders of the number of Units which they would receive if they exercised all of their Shareholder Exchange Rights as of the record dates for such votes and shall be treated in all respects as Unitholders for the purposes of any such votes. The Class A Preference Shares are exchangeable at the holders option for Units pursuant to the Shareholder Exchange Rights.

The Class A Preference Shares shall entitle the holders thereof to receive in any year as and when declared by the board of directors of JEC cash distributions in a maximum amount per share equal to the distribution entitlement per share of the Class B Preference Share less 56% of the management bonus payable in respect of each Class A Preference Shares pursuant to the Special Management Incentive Program of JEC for such year. See “JEC Shareholders’ Agreement - Special Management Incentive Program” below. Holders of Class A Preference Shares will receive, collectively from dividends and payments under the Special Management Incentive Program of JEC, in any period an amount not greater than the distributions they would have received if they exercised all of their Shareholder Exchange Rights at the commencement of such period.

In the event of the liquidation, dissolution or winding-up of JEC or other distribution of its assets among its shareholders, holders of Class A Preference Shares shall be entitled to receive the amount specified below under the heading “Liquidation, Dissolution or Winding-Up”. Such amount will effectively be the same as, and will in no circumstances exceed, the amount per Class A Preference Share that the holder of such Class A Preference Share would have received had JEC and the Fund been liquidated, dissolved or wound-up on the same date and the Shareholder Exchange Rights relating thereto been exercised immediately prior thereto.

All outstanding 5,263,728 Class A Preference Shares are owned by Rebecca MacDonald a Director and Executive Chair of JEC.

Class B Preference Shares

Class B Preference Shares are non-voting and are redeemable at the option of JEC and retractable at the option of the holder, at a price of $0.01 per Class B Preference Share together with all accrued and unpaid dividends, subject to consent of the holder or JEC, respectively. No Class B Preference Shares were outstanding at year end and no additional Class B Preference Shares may be issued.

Class C Preference Shares

Class C Preference Shares are non-voting and are redeemable at the option of JEC and retractable at the option of the holder, at a price of the fair market value of the issued and outstanding Common Shares and JEC Notes on the date such Common Shares and JEC Notes were transferred to a predecessor of the JEC. During the April 30, 2007 Reorganization all issued and outstanding Class C Preference Shares were redeemed by JEC. As a result, no Class C Preference Shares were outstanding at year end. No additional Class C Preference Shares may be issued.

Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of JEC or other distribution of its assets among its shareholders, the holders of the Class A Preference Shares and Common Shares shall be entitled, after payment of all liabilities of JEC, to share in all remaining assets of JEC as follows:

(a)

the holders of the Class A Preference Shares shall be entitled to share in all such assets to the extent of their pro rata share thereof determined by multiplying the amount of such assets by a fraction, the numerator of which is the number of Units which the holders of the Class A Preference Shares would be entitled to receive if they exercised their Shareholder Exchange

Rights on the date of such liquidation, dissolution or winding-up of JEC or other distribution of its assets amongst its shareholders, and the denominator of which shall be the number of Units that would be outstanding on such date if all the Shareholder Exchange Rights had been exercised on such date; and

(b)	the holders of the Common Shares shall be entitled to share in all such assets to the extent of their pro rata share thereof determined by multiplying the amount of such assets by a fraction, the numerator of which is the number of Units outstanding on the date of such liquidation, dissolution or winding-up of JEC or other distribution of its assets amongst its shareholders, and the denominator of which shall be the number of Units that would be outstanding on such date if all the Shareholder Exchange Rights had been exercised on such date.

Distribution Policy

The distribution policy of JEC is to distribute all of its available cash, subject to applicable law, by way of monthly dividends on its Common Shares after; (i) satisfaction of its debt service obligations, if any (and provided no event of default exists under the Credit Facility); (ii) satisfaction of its interest and other expense obligations; (iii) making any principal repayments in respect of the JEC Notes and the Exchangeco II Notes (if any) considered advisable by the board of directors of JEC, with the consent of the Fund and the holders of the JEC Notes and the Exchangeco Notes (if any) by Extraordinary Resolution and Exchangeco II Extraordinary Resolution, respectively; and (iv) setting aside the amounts necessary to pay the bonuses to the holders of Class A Preference Shares under the Special Management Incentive Program (which will in no circumstances amount to a payment in any year in respect of each Class A Preference Share in excess of the distributions paid on a Unit in such year), and subject to JEC retaining such reasonable working capital reserves as may be considered appropriate by the board of directors of JEC. JEC does not intend to pay dividends on its Preference Shares.

As a result of the March 2004 Reorganization, the August 2005 Reorganization and the April 2007 Reorganization resulting in the creation of JELP and JEOLP respectively, to the extent funds are available, distributions are also paid on the various classes of units of all limited partnerships and trusts to enable the Fund to meet its obligations to pay distributions on Units to Unitholders.

JEC Notes

The following is a summary of the material attributes and characteristics of the JEC Notes, and is qualified in its entirety by reference to the provisions of the JEC Note Indenture which contains a complete statement of such attributes and characteristics.

The JEC Notes authorized are unlimited and will mature on April 30, 2031, subject to prepayment from time to time as considered advisable by the board of directors of JEC, with the consent of the Fund and the holders of the JEC Notes by Extraordinary Resolution, and subject to extension for an additional ten year term with the consent of the holders of the JEC Notes by Extraordinary Resolution. On December 19, 2007, the Note Indenture was amended by the Second Supplemental Note Indenture to eliminate all interest on any outstanding JEC Notes as of December 19, 2007. All interest payable on the outstanding JEC Notes to December 19, 2007 had been paid in full.

The JEC Notes are issuable only as fully registered Notes in minimum denominations of $10 and for amounts above such minimum only integral multiples of $1.

The principal of the JEC Notes is payable in lawful money of Canada. All JEC Notes are registered in the name of the Fund and have been pledged to one of the lenders in its capacity as collateral agent pursuant to the Credit Facility.

Payment upon Maturity

On maturity, JEC will repay the indebtedness represented by the JEC Notes by paying to the Note Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding JEC Notes, together with accrued and unpaid interest, if any, thereon.

Redemption

From time to time the board of directors of JEC will review the status of JEC’s assets and the economic condition relating to JEC’s business and the industry within which it operates. If this review, in the opinion of the board of directors of JEC, indicates that it is unlikely that the indebtedness of JEC evidenced by the JEC Notes could be refinanced on the same terms and conditions upon maturity of such notes, then JEC may, subject to the consent of the Trustee and the holders of the Notes by Extraordinary Resolution, commence principal repayments on the JEC Notes such that in the opinion of the board of directors of JEC, the JEC Notes will be fully repaid upon maturity. In that event, the available cash of JEC will be utilized to the extent required to fund such repayments in lieu of dividends on the Common Shares. In addition, if JEC has available cash, but is prohibited from declaring or paying a dividend or reducing its stated capital under applicable corporate laws, the board of directors of JEC may make principal repayments on the JEC Notes to the extent of such available cash. Except as aforesaid, the JEC Notes will not be redeemable at the option of JEC or by the holders thereof prior to maturity.

Ranking

The JEC Notes are unsecured debt obligations of JEC and are subordinate in right of payment to other direct unsecured indebtedness of JEC and all secured debt of JEC.

Default

The Note Indenture provides that any of the following shall constitute an Event of Default (as defined in the Note Indenture): (i) default in payment of the principal of the JEC Notes when the same becomes due; (ii) the failure to pay the interest obligations, if any, of the JEC Notes when the same becomes due, for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of JEC; (vi) JEC ceasing to carry on its business, or a substantial or significant part thereof, in the ordinary course; or (vii) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to JEC specifying such default and requiring JEC to rectify the same.

The Note Indenture also provides that the Note Trustee shall not take steps or actions with respect to an Event of Default without the prior consent of the Fund provided the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding JEC Notes. Certain other provisions under the Note Indenture require the prior consent or authorization of the Fund if the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding JEC Notes.

Trustee and General Partner

JEC serves as the trustee of ESIF CT and as the general partner of each of JEOLP, JETLP, Just Energy Manitoba, Just Energy Quebec, Alberta Energy Savings, Just Energy Alberta and Just Energy BC. See “Organization Chart”.

SHARE AND LOAN CAPITAL STRUCTURE OF JUST ENERGY EXCHANGE CORP.

1.	Common Shares: JEEC is authorized to issue an unlimited number of common shares without nominal or par value of which 100 are outstanding and owned by the Fund. The holders thereof are entitled: (a) to vote at any meeting of shareholders, (b) to receive any dividends declared by JEEC and (c) to receive the remaining property of JEEC upon dissolution.

2.

Exchangeable Shares: JEEC is authorized to issue an unlimited number of Exchangeable Shares without nominal or par value. As part of the Universal Acquisition, the shareholders of Universal received 0.58 of an Exchangeable Share for each common share of Universal. Among other terms and conditions each Exchangeable Share is exchangeable for a Unit on a one for one basis at any time at the option of the holder and entitles the holder to dividends equal to 66 2/3% of any distribution paid by the Fund on a Unit. Other than as required by applicable law and the articles of JEEC, the holders of Exchangeable Shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of JEEC. However, pursuant to the Declaration of Trust and a voting and exchange trust agreement, the trustee under the voting and exchange trust agreement is entitled to notice of, to attend and to one vote per outstanding Exchangeable Share at any meeting of the Unitholders. Each holder of Exchangeable Shares is entitled to instruct the trustee how to vote in respect of his or her shares, and the trustee will not exercise the voting rights associated with such shares absent such instructions.

3.	JEEC Convertible Debentures: As part of the Universal Acquisition, JEEC assumed all of the covenants and obligations of Universal in respect of the $90 million aggregate principal amount of 6% convertible unsecured subordinated debentures of Universal issued by it in October 2007 in accordance with the JEEC Debenture Indenture. In addition, the Fund has guaranteed JEEC’s performance of such obligations. The JEEC Convertible Debentures mature on September 30, 2014 and are convertible at the option of the holder into Exchangeable Shares at any time prior to the close of business on the business day immediately preceding the maturity date or the date called for redemption. The JEEC Convertible Debentures are not redeemable by JEEC before October 1, 2010. On or after October 1, 2010 and prior to September 30, 2012, JEEC has the option to redeem the JEEC Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued interest, provided that the 20 day volume weighted average trading price for the Exchangeable Shares is not less than 125% of the conversion price. On or after September 30, 2012, JEEC may redeem the JEEC Convertible Debentures in whole or in part, from time to time, at a price equal to their principal amount plus accrued and unpaid interest. In addition, the JEEC may, at its option, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to pay, in whole or in part, the principal amount of the JEEC Convertible Debentures that are to be redeemed or that have matured by issuing to the holders thereof that number of freely tradeable Exchangeable Shares determined by dividing the principal amount of the JEEC Convertible Debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable. In addition, subject to applicable regulatory approval, freely tradeable Exchangeable Shares may be issued to the Debenture trustee and sold, with the proceeds used to satisfy the obligation to pay interest on the JEEC Convertible Debentures.

SHARE AND LOAN CAPITAL STRUCTURE OF OESC EXCHANGECO II INC.

Internal Reorganization

Exchangeco II was incorporated to replace Exchangeco as the agent to facilitate the exchange of Preference Shares for Units pursuant to, and to assume its obligations under, the Shareholder Exchange Rights described under the heading “JEC Shareholders’ Agreement” in Schedule “B”. On April 30, 2007, Exchangeco II entered into the Exchangeco II Note Indenture. The material attributes and characteristics of the Exchangeco II Notes are similar to the material attributes and characteristics of the JEC Notes issued under the Note Indenture (described above under the heading “JEC Notes”).

Share Capital of Exchangeco II

The authorized share capital of Exchangeco II consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding and owned by the Fund. The voting rights attached to the common shares are subject to the terms of the JEC Shareholders’ Agreement. The following is a description of the rights attached to such shares.

Common Shares

Each common share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of Exchangeco II and to one vote per share at such meetings (other than meetings of a class of shares of Exchangeco II). The holders of common shares are, at the discretion of the board of directors of Exchangeco II and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. In the event of the liquidation, dissolution or winding-up of Exchangeco II or other distribution of its assets among its shareholders, holders of the common shares, after payment of all of the liabilities of Exchangeco II, are entitled to share rateably in all remaining assets of Exchangeco II.

Exchangeco II Notes

The terms and conditions of the Exchangeco II Notes are similar to the terms and conditions of the JEC Notes. The Exchangeco II Notes will be issued in connection with the exercise of the Exchangeco II Exchange Rights designed to facilitate the exchange of Preference Shares for Units pursuant to the Shareholder Exchange Rights. See “Schedule “B” JEC Shareholders’ Agreement” below.

ESIF CT TRUST AND LIMITED PARTNERSHIPS

Background

When the Fund became a reporting issuer in April 2001, a simple structure was in place, utilizing only one Ontario corporation, a predecessor of JEC, to carry on the business which, at the time, involved the marketing of Gas Contracts to residential, mid-sized commercial and small industrial customers solely in the Province of Ontario. In early 2002, a decision was made to expand JEC’s business beyond Ontario into other provinces of Canada through greenfield operations and acquisitions. A subsidiary, Manitoba Corp., was incorporated to expand the business into Manitoba which is now carried by Just Energy Manitoba. To expand the business into the Provinces of Quebec, British Columbia and Alberta, separate limited partnerships were created. Subsidiary corporations were established in several States in the United States (Illinois, Indiana, New York, Texas, Massachusetts, Connecticut, Maryland, Virginia and the District of Columbia), to market Gas Contracts and Electricity Contracts commencing with the marketing of Gas Contracts in Illinois in early 2004.

CONSTRAINTS ON OWNERSHIP

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. In connection therewith, the trustee of the Fund Convertible Debentures may require declarations as to the jurisdictions in which holders or beneficial owners of Units and Fund Convertible Debentures are resident. If the Fund becomes aware that 49% of the Units (on either a basic or fully-diluted basis) then outstanding are held, or may be held, for the benefit of non-residents or partnerships which are not Canadian partnerships or that such a situation is imminent, the Fund may make a public announcement thereof and will notify the trustee in writing and the trustee shall not accept a subscription for Fund Convertible Debentures from or issue or register a transfer of Fund Convertible Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada or partnerships which are not Canadian partnerships. If, notwithstanding the foregoing, the Fund determines that more than 49% of the Units (on either a basic or fully-diluted basis) are held for the benefit of non-residents or partnerships which are not Canadian partnerships, the Fund may send a notice to nonresident debentureholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Fund may consider equitable and practicable, requiring them to sell their Fund Convertible Debentures or a portion thereof within a specified period of not more than 60 days. If the debentureholders receiving such notice have not sold the specified number of Fund Convertible Debentures or provided the Fund with satisfactory evidence that they are not non-residents of Canada or partnerships which are not Canadian partnerships and do not hold their Fund Convertible Debentures for the benefit of non-residents of Canada or partnerships which are not Canadian partnerships within such period, the Fund may sell such Fund Convertible Debentures on behalf of such debentureholders to a person or persons that are not non-residents and, in the interim, all rights attaching to such Fund Convertible Debentures (including any right to receive payments of interest) will be immediately suspended and the rights of any such debentureholders in respect of such Fund Convertible Debentures will be limited to receiving the net proceeds of sale (net of any withholding tax).

Also see “Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership”.

ESCROWED SECURITIES

In connection with the Universal Acquisition, 5,436,226 Exchangeable Shares were placed in escrow with Computershare as escrow agent, of which 2,718,113 Exchangeable Shares will be released from escrow on July 1, 2010 and the balance of the escrowed Exchangeable Shares will be released on July 1, 2011. The Exchangeable Shares held in escrow may be exchanged for Units or, upon completion of the proposed Conversion Transaction, New Just Energy Shares; however, the securities issued in exchange for such escrowed Exchangeable Shares will continue to be held in escrow pursuant to the escrow agreement.

DIRECTORS AND EXECUTIVE OFFICERS OF JEC

The Fund is administered by JEC pursuant to the Administration Agreement. The names, municipalities of residence, year of appointment (in the case of directors) and the principal occupations of the directors and executive officers of JEC during the five preceding years are as follows:

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
John A. Brussa (2) (4) Calgary, Alberta, Canada 2001	Director	Partner, Burnet, Duckworth & Palmer LLP (law firm)

B. Bruce Gibson (1) (2) Austin, Texas, U.S.A. 2010	Director	Principal, Ryan Inc. (public affairs and legislative consulting)

Chief of Staff, Lieutenant Governor, State of Texas (2003 to January 2008)

The Hon. Gordon D. Giffin (2)(4) Atlanta, Georgia, U.S.A. 2006	Director	Senior Partner, McKenna, Long & Aldridge LLP (law firm)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Ken Hartwick, C.A. Milton, Ontario, Canada 2008	Director, Chief Executive Officer and President	President and Chief Executive Officer of the Company (currently)

President of the Company (March, 2006 to March 2008)

Chief Financial Officer of the Company (April 2004 to March 2006 and from July 2007 until December 2007)

Chief Financial Officer and Senior Vice President, Finance of Hydro One Inc. (electric utility) (October 2001 to April 2004)

The Hon. Michael Kirby (1)(4) Ottawa, Ontario, Canada 2001	Director	Corporate Director and Chair – The Mental Health Commission of Canada (currently)

Member of the Senate of Canada (1984 to October 2006)

Chair of the Standing Senate Committee on Social Affairs, Science and Technology (until 2006)

Rebecca MacDonald Toronto, Ontario, Canada 2001	Director and Executive Chair of Board	Executive Chair of the Company (currently)

Chief Executive Officer of the Company (until April 2005)

The Hon. R. Roy McMurtry (2)(3) Toronto, Ontario, Canada 2007	Director	Counsel, Gowling Lafleur Henderson LLP (law firm) (currently)

Chief Justice, Province of Ontario (February 1996 to May 2007)

The Hon. Hugh D. Segal ((1)2)(3)(4)(5) (6) Kingston, Ontario, Canada 2001	Lead Director and Vice Chair of Board	Senior Fellow, School of Policy Studies, Queens University (currently)

Member of the Senate of Canada (currently)

Senior Research Fellow at McMillan LLP (currently)

President of the Institute of Research on Public Policy (research institute) (until May 31, 2006)

Brian R.D. Smith Q.C.(1)(2) (4) Victoria, British Columbia, Canada 2001	Director	Federal Chief Treaty Negotiator and Energy Consultant (currently)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Stephanie M. Bird Toronto, Ontario, Canada	Senior Vice-President and Corporate Risk Officer	Senior Vice-President and Corporate Risk Officer of the Company (currently)

Vice-President and Corporate Risk Officer of the Company (April 2006 to March 2010)

Director and Corporate Risk Officer of the Company (April 2005 to March 2006)

Deryl K. Brown Southlake, Texas, U.S.A.	Senior Vice-President – Commercial Division	Senior Vice-President – Commercial Division of the Company (currently)

Chief Executive Officer – Hudson Energy (energy retailer) (April 2006 to May 2010)

Vice-President and General Manager of Direct Energy (energy retailer) (November 2002 to August 2005)

Jonah T. Davids Toronto, Ontario, Canada	Vice President and General Counsel	Vice President and General Counsel of the Company (currently)

Senior Legal Counsel and Assistant Secretary of the Company (April 2009 to March 2010)

Counsel and Assistant Secretary of the Company (December 2007 to March 2009)

Lawyer, McMillan LLP (law firm) (February 2002 to November 2007)

Chris C. Domhoff Dallas, Texas, U.S.A.	Executive Vice President Network Marketing - Momentis	Executive Vice President Network Marketing of Momentis (currently)

Chief Executive Officer, Ignite (Stream Energy), (energy sales/network marketing) (November 2004 to November 2009)

Jason A. Herod Unionville, Ontario, Canada	Senior Vice President, Sales and Marketing	Senior Vice President Sales and Marketing of the Company (currently)

Vice President Sales and Marketing of the Company (August 2008 to March 2010)

Vice President, Corporate Planning and Forecasting of the Company (November 2006 to August 2008)

Director of Operations, Financial Reporting of the Company (April 2004 to November 2006)

Richard R. Early Markham, Ontario, Canada	Vice-President, Human Resources	Vice-President, Human Resources of the Company (currently)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Martin A. Johnson Ottawa, Ontario, Canada	Senior Vice President, Customer Service	Senior Vice President, Customer Service of the Company (currently)

Director of Sales of the Company (May 2008 to July 2009)

Director of Operations, PLC Global Energy Management (energy management) (November 2006 to October 2007)

Energy Savings Advantage (energy broker) (September 2004 to November 2006)

R. Scott Gahn Houston, Texas, U.S.A.	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer of the Company and President – Just Energy Group (currently)

Executive Vice-President, Just Energy (U.S.) Corp. (currently)

Chief Executive Officer, Just Energy Texas, (currently)

Chief Executive Officer, Just Energy Texas LP (energy retailer) (until May 2007)

James W. Lewis Pearland, Texas, U.S.A.	Senior Vice President, Operations and Retention	Senior Vice President, Operations and Retention of the Company (currently)

Vice President, Retail Consolidated Billing Markets of the Company (May 2007 to March 2008)

Vice President, Texas Operations of Just Energy Texas LP (May 2002 to May 2007)

Christian R. McArthur Georgetown, Ontario, Canada	Senior Vice President, Supply	Senior Vice President, Supply of the Company (currently)

Director, Load Forecasting and Supply of the Company (April 2006 to October 2007)

Manager, Load Forecasting and Supply of the Company (April 2005 to April 2006)

Deborah Merril Houston, Texas, U.S.A.	Executive Vice-President, Commercial	Executive - Vice-President, Commercial Division of the Company and Executive Vice President Hudson Energy (currently)

Vice President, Sales and Marketing of Texas Energy Savings (May 2007 to April 2008)

Vice President, Sales and Marketing of Just Energy (May 2002 to May 2007)

Name, Municipality of Residence and Year of Appointment for Directors (5)	Position with the Company (or a wholly owned subsidiary)	Principal Occupation(s) During Five Preceding Years
Gord Potter Richmond Hill, Ontario, Canada	Executive Vice-President, Regulatory and Legal Affairs	Executive Vice-President Regulatory and Legal Affairs of the Company (currently)

Senior Vice-President, Regulatory Affairs of the Company (April 2007 to April 2009)

Vice President, Regulatory Affairs of the Company (April 2005 to March 2007)

Director, Regulatory and Utility Management of the Company (June 2003 to April 2005)

Darren Pritchett Kilbride, Ontario, Canada	Executive Vice-President, Consumer Sales	Executive Vice-President, Consumer Sales of the Company (currently)

Self-employed National Distributor for Just Energy (until April 30 2008)

Andrew E. Schneider Oakville, Ontario, Canada	Senior Vice-President and Chief Information Officer	Senior Vice-President and Chief Information Officer of the Company (currently)

Vice-President and Chief Information Officer of the Company (to April 1, 2007)

Shelley Sheppard Toronto, Ontario, Canada	Senior Vice-President, Finance	Senior Vice-President, Finance of the Company (currently)

Vice-President, Finance of the Company (September 2006 to April 2007)

Vice-President, Finance, CHUM Radio (broadcasting) (2002 to 2005)

Beth Summers, C.A. Oakville, Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company (currently)

Chief Financial Officer and Executive Vice President, Hydro One Inc. (electric utility) from March 2004 to January 2009 and Corporate Controller from January 2003 to February 2004

Robert K. Weir Burlington, Ontario, Canada	Senior Vice-President, Commercial Marketing, Canada	Senior Vice-President, Commercial Marketing, Canada of the Company (currently)

Senior Vice-President Constellation NewEnergy Canada and other positions with Constellation (natural gas and electricity retailer) in Canada and the United States prior to October 29, 2008

Notes:

(1)	Member of the Audit Committee. Mr. Kirby is the Chair of the Committee.
(2)	Member of the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Smith is the Chair of the Committee.
(3)	Member of the Nominating and Corporate Governance Committee. Mr. Segal is the Chair of the Committee.
(4)	Member of the Risk Committee. Mr. Kirby is the Chair and Mr. Giffin is the Vice-Chair of the Committee.
(5)

Each of the persons, who are directors of JEC, became a director on the Amalgamation of April 30, 2001 except for: (i) Mr. Smith who was appointed to the Board of JEC on August 21, 2001, (ii) Mr. McMurtry who was elected to the Board on June 28, 2007, (iii) Mr. Giffin who was elected to the Board on June 29, 2006, (iv) Mr. Hartwick who was each appointed to the Board on August 8, 2008 and Mr. Gibson who was appointed to the Board on January 1, 2010. Each of the persons who is listed above as a director has continued as a director of JEC since their initial appointment.

The present term of office of each director will expire immediately prior to the election of directors at the next annual meeting of Unitholders.

(6)	Appointed lead director by the Board on January 17, 2005 and Vice Chair of the Board on May 20, 2010.

As at May 30, 2010 the above directors and executive officers of JEC, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 1,660,481 Units, 5,263,728 Class A Preference Shares and no Exchangeable Shares, representing approximately 1.3% and 100% of the issued and outstanding Units and Class A Preference Shares, respectively

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director or executive officer of JEC, or a securityholder holding a sufficient number of securities of the Fund or JEEC to affect materially the control of the Fund is, as at the date hereof, or has been within the 10 years before the date hereof, a director, or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company any exemption under securities legislation, for a period of more than 30 consecutive day; or (iii) within a year of such person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of JEC, or a securityholder holding a sufficient number of securities of the Fund or JEEC to affect materially the control of the Fund (or any personal holding company of such person), has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

John A. Brussa, a director of JEC, was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd). The plan of arrangement was completed in April 2002.

The Hon. Gordon D. Giffin, a director of JEC, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

Personal Bankruptcies

No director or executive officer of JEC, or a securityholder holding sufficient securities of the Fund or JEEC to affect materially the control of the Fund, or a personal holding company of any such persons, has, within the 10 years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of JEC will be subject in connection with the operations of JEC. In particular, certain of the directors and officers of JEC are involved in managerial or director positions with other energy companies whose operations may, from time to time, be in direct competition with those of JEC and the Fund or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of JEC and the Fund. Conflicts, if any, will be subject to the procedures and remedies available under the OBCA. The OBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided in the OBCA. As at the date hereof, JEC is not aware of any existing material conflicts of interest between the Fund or a subsidiary of the Fund and any director or officer of the Fund or a subsidiary of the Fund.

TAX ON INCOME TRUSTS

The Fund is a mutual fund trust for income tax purposes. As announced by the Fund in its news release of February 3, 2010 and pursuant to the proposed Conversion Transaction, it plans to reorganize its income trust structure and convert into a corporation on or before January 1, 2011. Until January 1, 2011, the Fund is only subject to current income taxes on any taxable income not distributed to Unitholders. Beginning on January 1, 2011, the Fund will be subject to current income taxes on all of its taxable income. If the Fund’s equity capital grows beyond certain dollar limits prior to January 1, 2011, the Fund would become a Specified Investment Flow Through trust (“SIFT”) and would commence in that year being subject to tax on income distributed. The Fund expects that its income distributed will not be subject to tax prior to 2011 and intends to distribute all its taxable income earned prior to then.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

.Other than as set forth below, there are no outstanding legal proceedings or regulatory actions to which the Fund or any of its Affiliate is a party or in respect of which any of their respective properties are subject, which are either: (a) individually, for claims in excess of 10% of the current asset value of the Fund, or (b) material to the Fund or any of its Affiliates, nor are there any such proceedings known to be contemplated.

On March 3, 2008, the Citizen’s Utility Board, AARP and Citizen Action/Illinois filed a complaint before the Illinois Commerce Commission (“ICC”) alleging that independent sales agents used deceptive practices in the sale of Just Energy contracts to Illinois customers. On October 14, 2009, the complaint proceeded to a hearing by the ICC. On April 14, 2010, the ICC released its order finding that Just Energy had committed ten violations and imposed a penalty of $0.1 million. Pursuant to the order, Just Energy is required to undertake an independent audit to confirm its compliance with the regulations and to change certain sales and marketing processes. In June, 2010 the ICC refused an application made by the Citizen’s Utility Board to amend or vary its order.

The State of California has filed a number of complaints to the Federal Regulatory Energy Commission (“FREC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging FREC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

Just Energy will resolve or vigorously contest the claims in these matters and in any other non-material litigation matters. Management believes that the pending legal actions against Just Energy Illinois Corp. and Commerce are not expected to have a material impact on the financial condition of the Fund at this time

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of JEC, any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Units, Class A Preference Shares or Exchangeable Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Fund.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are KPMG LLP, Chartered Accountants, Toronto, Ontario. Based on the recommendation of the Audit Committee of JEC, the Board has proposed that Ernst & Young LLP be appointed as auditors of the Fund at the Annual and Special Meeting of the Fund to take place on June 29, 2010.

Computershare Investor Services Inc. at its principal transfer offices in Toronto, Ontario acts as the transfer agent and registrar for the Units, the Fund Convertible Debentures and the JEEC Convertible Debentures.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement, report or valuation made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Fund during, or related to, the Fund’s most recently completed financial year other than KPMG LLP, the Fund’s current auditors and the former auditors of Universal. KPMG LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of JEC or of any associate or affiliate of JEC.

MATERIAL CONTRACTS

Except for contracts entered into by the Fund in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Fund and/or its Affiliates and Subsidiaries are: the Declaration of Trust, the Credit Facility, the Fund Debenture Indenture, the Universal Acquisition Agreement, the Hudson Acquisition Agreement and the ESIF Trust Indenture, each of which is described herein. Copies of the Declaration of Trust, the Credit Facility, the Fund Debenture Indenture, the Universal Acquisition Agreement, the Hudson Acquisition Agreement and the ESIF Trust Indenture are available on the Fund’s SEDAR profile at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 of the Canadian Securities Administrators requires the Fund to disclose annually in its AIF certain information relating to JEC’s Audit Committee and its relationship with its independent auditors. Schedule “D” contains the additional information contemplated by Form 52-110F1—“Audit Committee Information required in an AIF”, including information with respect to the financial literacy and experience of each member of the Audit Committee. The text of the mandate for the Audit Committee is included in Schedule “E”.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Fund’s securities and securities authorized for issuance under equity compensation plans, is contained in the Information Circular of the Fund for its most recent annual meeting of Unitholders that involved the election of directors of JEC. Additional financial and other information is contained in the Fund Financial Statements and the Fund MD&A.

SCHEDULE “A”—GLOSSARY OF TERMS

In this Annual Information Form (including the Schedules hereto), the following terms shall have the meanings set forth below, unless otherwise indicated:

“ABMs” means Agents/Brokers/Marketers such as JEOLP and its Affiliates. ABMs are market aggregators meaning that they aggregate downstream customers into groups.

“Administration Agreement” means the administration agreement between the Fund and JEC (as Administrator), dated April 30, 2001, as amended from time to time.

“Administrator” means JEC in its capacity as administrator of the Fund pursuant to the Administration Agreement.

“Affiliate” shall have the meaning ascribed thereto in the OBCA and includes all direct and indirect Subsidiaries of the Fund .

“Alberta Energy Savings” means the limited partnership formed under the laws of the Province of Alberta with the name Alberta Energy Savings L.P. pursuant to a limited partnership agreement dated March 18, 2004, as amended from time to time.

“Amalgamation of April 25, 2007” means the amalgamation pursuant to the provisions of the OBCA of Energy Savings (Manitoba) Corp. and JEC as one corporation under the name “Ontario Energy Savings Corp.”.

“Amalgamations of April 30, 2007” means the amalgamations pursuant to the provisions of the OBCA as part of the April 30, 2007 Reorganization, concluding with the amalgamation on April 30, 2007 of OESC Amalco and OESC GP as one corporation under the name “Ontario Energy Savings Corp.”.

“Amended and Restated JEC Shareholders’ Agreement” means the agreement dated March 1, 2005 among the Fund, Exchangeco, JEC and the persons who held all of the outstanding Class A Preference Shares as further amended and restated effective April 30, 2007.

“April 30, 2007 Reorganization” means the corporate reorganization of the Fund and certain of its Affiliates approved by Unitholders and holders of Preference Shares at the annual and special meeting on June 29, 2005 and completed on April 30, 2007.

“Belle Plaine Facility” means TGF’s ethanol facility and related infrastructures and facilities located in Belle Plaine, Saskatchewan.

“Board” and “Board of Directors” means the board of directors of JEC.

“Book-Entry Only System” means the book-based system administered by CDS.

“BP” means collectively BP Energy Company, BP Canada Energy Marketing Corp., and BP Corporation North America and any other related affiliate with which Just Energy contracts.

“Bruce Power” means Bruce Power L.P.

“CIBC” means Canadian Imperial Bank of Commerce, a Canadian chartered bank.

“CDS” means The Canadian Depository for Securities Limited.

“Clarification and Restatement Agreement” means the agreement dated as of April 30, 2001 among the persons who were the original parties to the JEC Shareholders’ Agreement.

“Class A Preference Shares” means the Class A preference shares in the capital of JEC.

“Class B Preference Shares” means the Class B preference shares in the capital of JEC.

“Class C Preference Shares” means the Class C preference shares in the capital of JEC.

“Commodities” means Ontario Energy Commodities Inc., a corporation incorporated under the OBCA on January 25, 2002.

“Commodity Suppliers” means Gas Suppliers and Electricity Suppliers.

“Common Shares” means the common shares in the capital of JECC.

“Consent and Approval Agreement” means the agreement between the Fund, JEC, Exchangeco and the holders of the Class A Preference Shares dated April 30, 2007 as part of the April 30, 2007 Reorganization.

“Constellation” means collectively Constellation Energy Group Inc. and Constellation Energy Commodities Group, Inc. or any other related affiliate with which Just Energy contracts.

“Conversion Transaction” means the proposed conversion of the Fund from an income trust structure to a publicly – traded corporation pursuant to the plan of arrangement.

“Credit Facility” shall have the meaning attributed thereto under the heading “Credit Facility”.

“Declaration of Trust” means the amended and restated declaration of trust for the Fund dated April 30, 2001 as amended and restated from time to time.

“DUGs” means Director deferred unit grants issued pursuant to the Fund’s Director Companion Plan.

“Electrico” means Ontario Electric Savings Corporation, a corporation incorporated under the OBCA on February 15, 1999 and which amalgamated with a predecessor of JEC pursuant to the Amalgamation of July 1, 2002.

“Electricity Contracts” means contracts entered into from time to time by Just Energy with customers for the supply of electricity and/or JustGreen products.

“Electricity Supplier” means a person who is an electricity producer or an electricity supply aggregator.

“Energy Contracts” means customer Gas Contracts and Electricity Contracts.

“EPCOR” means collectively or respectively, as the case may be, EPCOR Utilities Inc., EP Energy Marketing L.P., Capital Power EP Holdings Inc. and/or EPCOR Energy Alberta Inc., as applicable.

“ESIF CT” means ESIF Commercial Trust I, an open ended investment trust established under the laws of the Province of Ontario pursuant to the ESIF Trust Indenture.

“ESIF Note Indenture” means the note indenture dated April 30, 2007 between OESC, as trustee for ESIF CT, and the ESIF Note Trustee.

“Exchange” means OESC Exchange Inc., a corporation which amalgamated with a predecessor of JEC on March 1, 2005 and now Exchangeco II.

“Exchangeable Shares” means exchangeable shares, series 1 in the capital of JEEC.

“Exchangeco II Note Trustee” and “Exchangeco Note Trustee” means Computershare Trust Company of Canada.

“Exchangeco” means OESC Exchangeco Inc., a company incorporated pursuant to the OBCA on February 23, 2005 and amalgamated with a predecessor of JEC pursuant to the Amalgamation of April 30, 2007.

“Exchangeco Notes” means the unsecured notes of Exchangeco issued by Exchangeco to the Fund from time to time pursuant to the Exchangeco Note Indenture.

“Exchangeco Note Indenture” means the note indenture dated February 23, 2005, as amended by a supplemental indenture dated March 1, 2005, providing for the issuance of Exchangeco Notes made between Exchangeco and the Exchangeco Note Trustee.

“Exchangeco II” means OESC Exchangeco II Inc., a corporation incorporated pursuant to the OBCA on April 25, 2007.

“Exchangeco II Common Shares” means the common shares in the capital of Exchangeco II.

“Exchangeco II Exchange Rights” means the rights granted by the Fund pursuant to the JEC Shareholders’ Agreement entitling Exchangeco II to acquire Units in order to fulfil its obligations under the Shareholder Exchange Rights and to satisfy the purchase price for such Units by the issuance of Exchangeco II Notes to the Fund.

“Exchangeco II Extraordinary Resolution” means a resolution passed by the holders of not less than 66 % of the principal amount of Exchangeco II Notes outstanding, either in person or by proxy at a meeting of holders of Exchangeco II Notes called for the purposes of approving such resolution, or approval in writing by the holders of not less than 66 % of the principal amount of Exchangeco II Notes then outstanding.

“Exchangeco II Notes” means the unsecured notes of Exchangeco II issued by Exchangeco II to the Fund from time to time pursuant to the Exchangeco II Note Indenture.

“Exchangeco II Note Indenture” means the note indenture dated April 30, 2007 providing for the issue of Exchangeco II Notes and made between Exchangeco II and the Note trustee.

“Extraordinary Resolution” means a resolution passed by the holders of not less than 66 2/3% of the principal amount of JEC Notes outstanding, either in person or by proxy, at a meeting of holders of JEC Notes called for the purpose of approving such resolution, or approval in writing by the holders of not less than 66 2/3% of the principal amount of JEC Notes then outstanding.

“Fund” or “Just Energy” means Just Energy Income Fund, a trust established under the laws of the Province of Ontario and governed by the Declaration of Trust.

“Fund Convertible Debentures” means the $330 million aggregate principal amount of 6.0% extendible unsecured subordinated debentures of Fund issued on May 5, 2010 pursuant to the Fund Debenture Indenture.

“Fund Debenture Indenture” means the trust indenture dated as of May 5, 2010 between the Fund and Computershare Trust Company of Canada pursuant to which the Fund Convertible Debentures were issued.

“Fund Financial Statements” means the audited comparative consolidated financial statements of the Fund as at and for the years ended March 31, 2010 and 2009, together with the notes thereto and the auditor’s report thereon.

“Fund Information Circular” means the management information circular of the Fund dated May 27, 2010 in respect of the annual and special meeting of securityholders of the Fund to be held on June 29, 2010.

“Fund MD&A” means management’s discussion and analysis of the financial condition and operations of the Fund for the year ended March 31, 2010.

“Fund Prospectus” means the short form prospectus of the Fund dated April 28, 2010.

“Gas Contracts” mean customers Gas contracts entered into from time to time by Just Energy with customers for the supply of natural gas and/or JustGreen products.

“Gas Supplier” means a person who is a natural gas producer or natural gas supply aggregator.

“GJ” means gigajoules (one billion joules). A joule is a measurement of energy, with one gigajoule being equal to 0.95 million British thermal units or 26.53 m3 of natural gas.

“Hudson Acquisition Agreement” means the equity interest purchase agreement dated April 19, 2010 among Just Energy (U.S.) Corp. (“JEUSC”), Hudson Energy, the stockholders and members of Hudson Energy and Lake Capital Partners LP, pursuant to which JEUSC acquired Hudson Energy.

“Hudson Energy” means collectively, Hudson Energy Corp. and Hudson Parent Holdings, LLC.

“Hudson Energy Acquisition” means the indirect acquisition by the Fund of Hudson Energy.

“Independent Broker” means a person who serves in the capacity of an independent broker to solicit Energy Contracts using among other things, a web based sales portal to small to mid-size commercial and small industrial customers primarily associated with Hudson Energy Services

“Independent Contractor” means a person who serves in the capacity of an independent contractor to solicit Energy Contracts (including JustGreen products), to residential, small to mid-size commercial and small industrial customers.

“Independent Representative” means a person who serves in the capacity of an independent representative under the multi-level marketing division to solicit Energy Contracts (including JustGreen products), to residential and small to mid-size commercial customers.

“Intercreditor Agreement” means the intercreditor agreement made as of July 1, 2009 between certain Just Energy Affiliates, CIBC, Shell, BP, Constellation, Société Générale and Bruce Power.

“JEC” or the “Company” means Just Energy Corp. (formerly Ontario Energy Savings Corp.), the administrator and a subsidiary of the Fund.

“JEC First Supplemental Note Indenture” means the first supplemental note indenture between OESC and the Note Trustee dated March 1, 2005.

“JEC Note Trustee” means Computershare Trust Company of Canada.

“JEC Notes” means the unsecured, subordinated notes of JEC issued by JEC pursuant to the Note Indenture.

“JEC Note Indenture” means the note indenture dated April 30, 2001 providing for the issuance of OESC Notes between OESC and the Note Trustee as supplemented and amended by the OESC First Supplemental Note Indenture and the OESC Second Supplemental Note Indenture.

“JEC Second Supplemental Note Indenture” means the second supplemental note indenture between JEC and the Note Trustee made as of December 19, 2007.

“JEC Shareholders’ Agreement” means the shareholders’ agreement dated April 30, 2001 among the Fund, a predecessor of JEC, Exchange and the shareholders and former shareholders of JEC as amended by the Clarification and Restatement Agreement and the Consent and Approval Agreement.

“JEC Trust Indenture” means the trust indenture dated March 16, 2004 between the Fund, as the initial unitholder and JEC as trustee, as amended from time to time.

“JEEC” means Just Energy Exchange Corp., a corporation amalgamated under the laws of Canada on July 1, 2009.

“JEEC Convertible Debentures” means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures of JEEC.

“JEEC Debenture Indenture” means the trust indenture dated as of October 2, 2007 between Universal (predecessor to JEEC) and Computershare Trust Company of Canada, as amended and supplemented from time to time.

“JEOLP” means the limited partnership formed under the laws of the Province of Ontario with the name Just Energy Ontario L.P. (formerly Ontario Energy Savings L.P.) pursuant to the JEOLP Limited Partnership Agreement.

“JEOLP” Acquisition Agreement” means the acquisition agreement between JEOLP and a predecessor of OESC dated August 1, 2005 pursuant to which JEOLP acquired substantially all of the assets and certain related liabilities of JEC’s predecessor.

“JEOLP Limited Partnership Agreement” means the limited partnership agreement dated June 1, 2005 between a predecessor of JECC, as general partner, and ESIF CT, as the limited partner, as amended by amending agreement #1 dated August 1, 2005.

“JETLP” means Just Energy Trading LP, (formerly Energy Savings L.P.) the limited partnership established under the laws of the Province of Ontario pursuant to the JEC Partnership Agreement.

“JETLP Partnership Agreement” means the limited partnership agreement dated March 17, 2004 between ESIF CT as the initial limited partner and JEC as the general partner, as amended.

“Just Energy” means all or any one or more of the Fund and the Affiliates thereof as the context implies or may require.

“Just Energy Alberta” means the limited partnership formed under the laws of the Province of Alberta with the name Just Energy Alberta L.P.

“Just Energy B.C.” means the limited partnership formed under the laws of the Province of British Columbia with the name Just Energy B.C. Limited Partnership pursuant to a limited partnership agreement dated March 18, 2004, as amended.

“Just Energy Illinois” means Just Energy Illinois Corp., a corporation incorporated under the laws of the State of Delaware on August 29, 2003.

“Just Energy Indiana” means Just Energy Indiana Corp., a corporation incorporated under the laws of the State of Delaware on August 29, 2003.

“Just Energy Manitoba” means the limited partnership formed pursuant to the laws of the Province of Manitoba with the name Just Energy (Manitoba) LP pursuant to a limited partnership agreement dated October 31, 2006

“Just Energy Marketing” means Just Energy Marketing Corp., a corporation incorporated under the laws of the State of Delaware on December 24, 2003.

“Just Energy New York” means Just Energy New York Corp., a corporation incorporated under the laws of the State of Delaware on July 22, 2004.

“Just Energy Quebec” means the limited partnership formed under the laws of the Province of Quebec with the name Just Energy (Quebec) L.P. pursuant to a limited partnership agreement dated March 18, 2004.

“Just Quebec Inc.” means La Corporation d’économie d’énergie du Québec Inc. a company incorporated under the laws of the Province of Quebec on March 11, 2004.

“Just Energy Texas” means Just Energy Texas I Corp., a company incorporated under the laws of the State of Texas on January 27, 2006.

“Just Energy Texas L.P.” means Just Energy Texas L.P. a limited partnership formed under the laws of the State of Texas on May 30, 2006 as a result of the conversion on March 30, 2006.

“Just Energy (U.S.)” means Just Energy (U.S.) Corp., a corporation incorporated under the laws of the State of Delaware on December 4, 2001.

“kWh” means a kilowatt hour, the standard commercial unit of electric energy, with one kilowatt hour being the amount of energy consumed by ten 100 watt light bulbs burning for one hour.

“Large Volume User” means an electricity consumer who consumes more than 250,000 kWh of electricity per year.

“LDC” means local distribution company, the natural gas or electricity distributor for a geographic franchise area.

“m3” means a cubic meter or 0.03769 GJs.

“March 2004 Reorganization” means the internal reorganization of the Fund described on page 23 hereof.

“Momentis” means, collectively, Momentis Canada Corp., a corporation established in January, 2010, and Momentis U.S. Corp., a corporation incorporated established in January, 2010.

“New Just Energy” means Just Energy Group Inc., which will be the publicly-traded, dividend paying corporation the Fund’s income trust structure is converted into if the Conversion Transaction is completed.

“New Just Energy Shares” means common shares of New Just Energy.

“Newten” means Newten Home Comfort Inc., a company incorporated under the laws of Canada.

“Newten Home Comfort L.P.” means a limited partnership formed under the laws of the Province of Ontario.

“NHS” means National Energy Corporation, a corporation doing business as National Home Services and a subsidiary of JEEC.

“Note Trustee” means Computershare Trust Company of Canada.

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time, including the regulations promulgated thereunder.

“OEB” means the Ontario Energy Board, a regulatory body which regulates, inter alia, the distribution and marketing of natural gas and electricity in the Province of Ontario.

“OESC Amalco” means OSEC Amalco Inc. the corporation created by the amalgamation of a predecessor to OESC and OESC Newco pursuant to the OBCA on April 30, 2007 as part of the April 30, 2007 Reorganization.

“OESC GP” means OESC GP Corp., a corporation incorporated under the OBCA on February 21, 2004 and which amalgamated with OESC Amalco as part of the April 30, 2007 Reorganization to form JEC.

“OESC Newco” means OESC Newco Inc., a corporation incorporated pursuant to the OBCA on April 25, 2007 as part of the April 30, 2007 Reorganization.

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporate, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Preference Shares” means, collectively, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

“RCE” means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household.

“Sempra” means Sempra Energy Trading Corp.

“Shareholder Exchange Rights” means the rights granted by Exchange (now Exchangeco II), to the holders of Preference Shares pursuant to the JEC Shareholders’ Agreement entitling the holders thereof to require Exchange (now Exchangeco II), to purchase their Preference Shares and to satisfy the purchase price for such Preference Shares by the transfer of Units to them.

“Shell” means Shell Energy North America (Canada) Inc., Shell Energy North America (U.S.) L.P. and any other related affiliate with which Just Energy contracts.

“Special Management Incentive Program” means the bonus which each of the holders of Class A Preference Shares is entitled to receive, on a quarterly basis, equal to the amount he would have received had he been a holder of record on the record date for all distributions made on Units in respect of such quarter of a number of Units equivalent to the number of Class A Preference held by him.

“Special Resolution” means a resolution passed by a majority of not less than 66 % of the votes cast, either in person or by proxy, at a meeting of Unitholders, called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Units entitled to be voted on such resolution.

“Subsidiary” has the meaning ascribed thereto in the OBCA.

“Suppliers” means Gas Supplier and Electricity Suppliers.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations thereunder.

“TGF” means Terra Grain Fuels Inc., a corporation amalgamated under the CBCA and a subsidiary of JEEC.

“Trustee” means Montreal Trust Company, trustee pursuant to the Declaration Trust.

“TSX” means the Toronto Stock Exchange.

“UARs” means unit appreciation rights of the Fund granted pursuant to the Fund’s 2004 Unit Appreciation Rights Plan, as amended.

“Unitholders” means the holders from time to time of Units and includes, while the Units are registered in the Book-Entry Only System, the beneficial owners of Units.

“Units” means the units of the Fund, each unit representing an equal undivided beneficial interest therein.

“Universal” means Universal Energy Group Ltd.

“Universal Acquisition” means the indirect acquisition by the Fund of all of the outstanding common shares of Universal.

“Universal Acquisition Agreement” means the amended and restated arrangement agreement dated effective as of April 22, 2009 among the Fund, JEC, UEGL Acquisition Corp. and Universal, pursuant to which the Fund indirectly acquired all of the outstanding common shares of Universal.

“WACOG” means, for any period, the weighted average cost of gas for such period, which is generally derived by weighting the gas volumes by the gas prices paid under specific gas contracts to produce one average price for a gas supply portfolio.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

All share and unit amounts relating to Preference Shares, Common Shares and Units reflect each of the 2:1 subdivisions effective July 29, 2002 and January 30, 2004.

SCHEDULE “B”—JEC SHAREHOLDERS’ AGREEMENT

(March 31, 2010)

On April 30, 2001 the Fund, a predecessor of JEC, the shareholders of a predecessor of JEC (including former shareholders who were issued Units in lieu of Preference Shares), Exchange, Electrico and the shareholders of Electrico entered into the JEC Shareholders’ Agreement which Agreement was amended and restated by the Clarification and Restatement Agreement and further amended by the Consent and Approval Agreement. The following is a summary of the material provisions of the JEC Shareholders’ Agreement as amended and restated which does not purport to be complete. Reference is made to the JEC Shareholders’ Agreement for a complete text of its provisions.

Directors of OESC

The JEC Shareholders’ Agreement provides that the board of directors of JEC shall consist of a minimum of three and a maximum of ten directors, with the initial number of directors set at eight. The JEC Shareholders’ Agreement provides that at least a majority of the directors shall be persons who are not officers or employees of JEC or any of its affiliates (as defined in the OBCA) or persons who beneficially own, directly or indirectly, or who exercise control or direction over, Units representing more than 10% of the outstanding Units on a fully-diluted basis or directors or officers of any such person or any of its affiliates.

Transfer of Common Shares and Preference Shares

On March 20, 2008, the JEC Shareholders’ Agreement was amended to permit the transfer of Preference Shares to persons who were not parties thereto contingent on such parties’ simultaneous exchange of such Preference Shares for Units.

Other than the above-indicated transfer, until the Fund is liquidated, the Class A Preference Shares may only be sold or otherwise disposed of pursuant to the Shareholder Exchange Rights and the related purchase for cancellation of such shares by JEC or in the event of:

(a)	a successful takeover bid for all of the Units, in which case the holders of Class A Preference Shares are obligated to sell their Preference Shares to:

(i)	the successful bidder; or

(ii)	the Fund, if that takeover bid is not also made to the holders of the Class A Preference Shares or if the price of the bid for the Class A Preference Shares is less than the price per Class A Preference Share described below, in which case the Fund is obligated to purchase the Class A Preference Shares;

at a cash price per share equal to the price paid per Unit pursuant to the successful takeover bid multiplied by the number of Units which the holders of the Class A Preference Shares would be entitled to receive if they exercised the Shareholder Exchange Rights relating to the Class A Preference Shares on the date of purchase divided by the number of Class A Preference Shares outstanding; or

(b)	a takeover bid, amalgamation, plan of arrangement or other business combination involving all of the shares of JEC.

If a takeover bid is made for all of the Units and not less than 90% of the Units on a fully-diluted basis (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the Fund shall have the option, exercisable within 60 days of the termination of the takeover bid, to require the holders of the Class A Preference Shares to sell their Class A Preference Shares to the Fund at a price per Class A Preference Share determined on the same basis as set forth in paragraph (a) above.

Shareholder Exchange Rights

Pursuant to the JEC Shareholders’ Agreement, the Shareholder Exchange Rights granted to holders of Class A Preference Shares entitle the holders thereof to require Exchangeco II to acquire Class A Preference Shares in exchange for Units. The Shareholder Exchange Rights may be exercised with respect to such number of Preference Shares up to the number of Preference Shares held by the relevant holder at such time on the last day of any calendar quarter upon 10 days written notice to the Fund, JEC and Exchangeco II.

In the case of the Class A Preference Shares, the Shareholder Exchange Rights entitle the holder of such shares to receive a number of Units equivalent to the number of Class A Preference Shares in respect of which the Shareholder Exchange Rights have been exercised.

Exchangeco II Exchange Rights

To enable Exchangeco II to honour its obligations pursuant to the Shareholder Exchange Rights, the Fund has granted to Exchangeco II, the Exchangeco II Exchange Rights, providing Exchangeco II the right to purchase from treasury, that number of Units required by Exchangeco II from time to time to fulfill its obligations under the Shareholder Exchange Rights. The purchase price for such Units is the market price of the Units to be purchased as at the date of exercise by the Shareholder of the Shareholder Exchange Rights which they are being issued in respect of (determined on the basis set forth under “Declaration of Trust and Description of Units – Redemption Right”) and shall be satisfied by the issuance by Exchangeco II to the Fund of Exchangeco II Notes with a principal amount equal to such market price.

JECC is required, subject to applicable law, to purchase from Exchangeco II for cancellation all Preference Shares acquired by Exchangeco II from time to time pursuant to the exercise of the Shareholder Exchange Rights for an amount equal to (the “Preference Share Purchase Price”) which as regards: (i) Class A Preference Shares is equal to the market price of the Units exchanged by Exchangeco II for such Class A Preference Shares, (ii) Class B Preference Shares is equal to the redemption price, i.e., $2.50 per Share, together with all accrued and unpaid dividends thereon, if any, and (iii) Class C Preference Shares, and OESC will satisfy the purchase price by the issue to Exchangeco II of additional JEC Notes in a principal amount equal to the total Preference Share Purchase Price. Once all of the Shareholder Exchange Rights have been exercised and all of the Preference Shares have been purchased for cancellation, JEC and Exchangeco will amalgamate.

Pursuant to the terms of the JEC Shareholders’ Agreement, on the earlier of (i) March 31, 2016, (ii) the date of the termination of the employment or consulting arrangement with JEC and a holder of Class A Preference Shares for any reason, (iii) the date of death of a holder of Class A Preference Shares, and (iv) the date upon which a holder of Class A Preference Shares becomes a non-resident of Canada within the meaning of the Tax Act, all of the Shareholder Exchange Rights held by such holders relating to Class A Preference Shares which have not been exercised by such date shall be deemed to have been exercised.

All of the Shareholder Exchange Rights relating to Class B Preference Shares were exercised on or before January 1, 2004.

Special Management Incentive Program

Each of the holders of the Class A Preference Shares is entitled to receive, on a quarterly basis, a management bonus equal to the amount that such holder would have received had he been a holder of record on the record date for all distributions made on Units in respect of such quarter of a number of Units equivalent to the number of Class A Preference Shares held by the individual.

Other Matters

The JEC Shareholders’ Agreement also provides that no additional Preference Shares may be issued and that the Fund will not accept an offer or agree to support any proposal involving its Common Shares or Preference Shares unless the same offer or proposal is made to the holders of Preference Shares for their Preference Shares for a consideration based on the consideration for the Common Shares which reflects the percentage indirect interest of the holders of the Preference Shares in JEC through the Fund on the basis that they had exercised all of the Shareholder Exchange Rights.

All 5,263,728 outstanding Preference Shares are owned by Rebecca MacDonald, Executive Chair and a director of JEC.

SCHEDULE “C”—DECLARATION OF TRUST AND DESCRIPTION OF UNITS

(March 31, 2010)

Declaration of Trust

The Fund is an open-ended, limited purpose trust established under the laws of the Province of Ontario and is governed by the Declaration of Trust. The Fund qualifies as a mutual fund trust for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust which does not purport to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Declaration of Trust provides that the Fund is restricted to:

(a)	investing in securities, including those issued by JEC and Exchangeco II;

(b)	temporarily holding cash in interest-bearing accounts or short-term government debt for the purposes of paying the expenses of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to Unitholders; and

(c)	issuing Units (i) for cash or in order to acquire securities including those issued by JEC and (ii) upon the exercise of the Exchangeco II Exchange Rights granted by the Fund to Exchangeco II pursuant to the JEC Shareholders’ Agreement.

Units

An unlimited number of Units may be issued pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holder thereof to one vote for each whole Unit held at all meetings of Unitholders. Pursuant to the Declaration of Trust, the holders of the Preference Shares will be entitled to vote in all votes of Unitholders (including resolutions in writing) as if they are the holders of the number of Units which they would receive if they exercised their Shareholder Exchange Rights as of the record dates for such votes and will be treated in all respects as Unitholders for the purposes of any such vote. Except as set out under “Redemption Right” below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Issuance of Units

The Declaration of Trust provides that Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Administrator determines. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a pro rata basis. The Declaration of Trust also provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution, providing however that the Administrator may in its sole discretion as part of a resolution of the Administrator approving any pro rata distribution of additional Units determine there be no such consolidation of Units.

Trustee

The Trustee of the Fund is Montreal Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1.

The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustee may, in respect of the trust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Declaration of Trust prohibits a non-resident of Canada (as that term is defined in the Tax Act) from acting as the Trustee. The Trustee is responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of JEC and Exchangeco; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities of the Fund; (iv) effecting payments of distributable cash from the Fund to Unitholders; and (v) voting in favour of the Fund’s nominees to serve as directors of JEC.

The Trustee may resign upon 60 days’ written notice to the Fund and may be removed by an ordinary resolution of the Unitholders and the vacancy created by such removal or resignation must be filled at the same meeting, failing which it may be filled by the former Trustee.

The Declaration of Trust provides that the Trustee shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that the Trustee shall be entitled to indemnification from the Fund in respect of the exercise of its powers, and the discharge of its duties provided that it acted honestly and in good faith with a view to the best interests of all the Unitholders.

Administration of the Fund

The Fund entered into the Administration Agreement with a predecessor of JEC on April 30, 2001 pursuant to which JEC has agreed to act as Administrator of the Fund. The Administrator will provide or arrange for the provision of services required in the administration of the Fund. These services may include arranging and paying for annual audit and regulatory public reporting services and costs, arranging for, and paying the cost of, legal counsel, monitoring and co-ordinating the activities of, and paying the fees of, the transfer agent and registrar for the Units, arranging for distributions to Unitholders, and providing reports to Unitholders. All such costs, other than the amounts of the distributions to the Unitholders, are the responsibility of the Administrator. Unitholders may terminate the Administration Agreement by Special Resolution. The Administration Agreement has been amended from time to time.

Cash Distributions

The amount of cash to be distributed monthly per Unit shall be equal to a pro rata share of interest and principal repayments on the JEC Notes and Exchangeco II Notes and distributions, if any, on or in respect of the Common Shares of JEC and the common units of ESIF-CT owned by the Fund (including distributions received by ESIF-CT from the businesses carried on by subsidiaries and Affiliates of the Fund ESLP), received by the Fund less: (i) administrative expenses and other obligations of the Fund; (ii) amounts which may be paid by the Fund, directly or indirectly, in connection with any cash redemptions of Units; and (iii) any other interest expense incurred by the Fund between distributions. Any income of the Fund which is applied to any such cash redemptions of Units or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Such additional Units will be used pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund receives proceeds from dividends on the Common Shares and may receive distributions on the common units of ESIF-CT owned by the Fund.

Redemption Right

Units are redeemable at any time on demand by the holders thereof. As the Units are issued in book entry form, a Trust Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from his or her investment dealer who will be required to deliver the completed redemption notice form to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of: (i) 90% of the “market price” of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period commencing immediately subsequent to the date on which the Units were surrendered for redemption (the “Redemption Date”); and (ii) the “closing market price” on the principal market on which the Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, “market price” will be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Units traded on a particular day, the “market price” shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the “market price” shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last asking prices of the Units for each day there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Units for each day that there was trading if the market provides only the highest and lowest prices of Units traded on a particular day. The “closing market price” shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange as other market provides only the highest and lowest prices of Units traded on a particular day; the average of the last bid and last asking prices of the Units if there was no trading on that date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the month following the quarter in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000.00; (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Administrator considers, in its sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10 day trading period commencing immediately after the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then each Unit tendered for redemption shall, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie of a pro rata number of securities of JEC and Exchangeco II held by the Fund. No fractional Common Shares or JEC Notes or Exchangeco II Notes in integral multiples of less than $10 will be distributed and, where the number of securities of JEC to be received by a Unitholder includes a fraction or a multiple less than $10, such number shall be rounded to the next lowest whole number or integral of $10. The Fund shall be entitled to all interest paid on the JEC Notes and the Exchangeco II Notes and the distributions paid on the Common Shares on or before the date of the distribution in specie.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Securities of JEC and Exchangeco II which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in securities of JEC or Exchangeco II and they may be subject to resale restrictions under applicable securities laws.

Securities of JEC or Exchangeco II so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act, depending upon the circumstances at the time.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for the election or removal of nominees of the Fund to serve as directors of JEC (except filling casual vacancies), the removal of the Trustee, the appointment or removal of the auditors of the Fund, the appointment of an inspector to investigate the performance by the Trustee or Administrator in respect of their respective responsibilities and duties in respect of the Fund, the approval of amendments to the Declaration of Trust (except as described under “Amendments to the Declaration of Trust” below), the sale of all or substantially all of the assets of the Fund, the exercise of certain voting rights attached to securities of JEC and Exchangeco II held by the Fund (see “Exercise of Certain Voting Rights Attached to Securities of JEC and Exchangeco II” below) and the dissolution of the Fund prior to the end of its term. A resolution electing or removing nominees of the Fund to serve as directors of JEC and a resolution appointing or removing the Trustee or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by a Special Resolution. Meetings of Unitholders will be called and held annually for the election of the nominees of the Fund to serve as directors of JEC and the appointment of auditors of the Fund.

A meeting of Unitholders may be convened at any time and for any purpose by the Administrator or the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy-holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 25% of the votes attached to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

Pursuant to the Declaration of Trust, the holders of the Class A Preference Shares will be entitled to vote in all votes of Unitholders (including resolutions in writing) as if they are the holders of the number of Units which they would receive if they exercised their Shareholder Exchange Rights as of the record dates for such votes and shall be treated in all respects as Unitholders for the purposes of any such vote.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. The Trustee or the Administrator may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustee or the Administrator becomes aware as a result of requiring such that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent and registrar shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that he or she is not a non-resident. If, notwithstanding the foregoing, the Trustee or the Administrator determines that a majority of the Units are held by non-residents, the Trustee may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustee or the Administrator may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee or the Administrator with satisfactory evidence that they are not non-residents within such period, the Trustee or the Administrator may, on behalf of such Unitholders, sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by Special Resolution of the Unitholders.

The Trustee may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a)	for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or over the Fund;

(b)	which, in the opinion of counsel to the Fund, provide additional protection for Unitholders;

(c)	to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which, in the opinion of the Trustee, are necessary or desirable and not prejudicial to the Unitholders; and,

(d)	which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws.

On June 27, 2003, the Unitholders and holders of Preference Shares approved a Special Resolution amending the Declaration of Trust to permit the Fund to borrow money and guarantee the obligations of any subsidiary to provide security therefore. On June 29, 2004, the Unitholders and holders of Preference Shares approved a Special Resolution to further amend the Declaration of Trust to expand the investment powers of the Fund as set forth on pages 19 to 21 of the Fund’s Management Proxy Circular for its meeting held on June 29, 2004 under the heading “Special Items of Business (a) Proposed Amendment to the Fund’s Declaration of Trust” which is incorporated herein by reference (See SEDAR reference and project # 794407 at SEDAR at www.sedar.com). On December 20, 2007, the Unitholders and holders of Class A Preference Shares approved a Special Resolution amending Section 3.6(a) of the Declaration of Trust to provide that the Administrator may, in its sole discretion, determine that Units issued as part of a distribution not be immediately consolidated after the issue thereto. On May 14, 2009 the Declaration of Trust was amended to change the name of the Fund to Just Energy Income Fund effective June 1, 2009. At its Annual and Special Meeting on June 25, 2009 the Fund obtained approval by way of a special resolution to amend the Fund’s Declaration of Trust to create special voting rights for the holders of exchangeable securities to be issued in connection with the acquisition of Universal.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 14, 2001. On a date selected by a Trustee which is not more than two years prior to the expiry of the term of the Fund, the Trustee is obligated to commence to wind up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by Special Resolution require the Trustee to commence to wind up the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence to wind up the affairs of the Fund, the Trustee will give notice thereof to the Unitholders, which notice shall designate the time or times at which time Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustee shall proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, sell and convert into money the Common Shares, the JEC Notes, the Exchangeco II Common Shares and the Exchangeco II Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Common Shares, the JEC Notes, the Exchangeco II Common Shares and the Exchangeco II Notes and other assets together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustee is unable to sell all or any of the Common Shares, the JEC Notes, the Exchangeco II Common Shares or the Exchangeco II Notes or other assets which comprise part of the Fund by the date set for termination, the Trustee may distribute the remaining Common Shares, JEC Notes, the Exchangeco II Common Shares and the Exchangeco II Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Takeover Bids

The Declaration of Trust contains provisions to the effect that if a takeover bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

Exercise of Certain Voting Rights Attached to Securities of JEC and Exchangeco II

The Declaration of Trust provides that the Fund shall not vote its Common Shares, JEC Notes, Exchangeco II Common Shares or Exchangeco II Notes to authorize, among other things:

(a)	any sale, lease or other disposition of all or substantially all of the assets of JEC or Exchangeco II, except in conjunction with an internal reorganization;

(b)	any amalgamation (other than the Amalgamation or the amalgamation of JEC and Exchangeco II as may be contemplated by the JEC Shareholders’ Agreement), arrangement or other merger of OESC with any other company, except in conjunction with an internal reorganization;

(c)	any material amendment to the Note Indenture;

(d)	any material amendment to the Exchangeco II Note Indenture;

(e)	any material amendment to the articles of JEC to change the authorized share capital in a manner which may be prejudicial to the Fund or amend the rights, privileges and conditions attached to the Common Shares or the Preference Shares;

(f)	any material amendment to the articles of Exchangeco II to change the authorize share capital in a manner which may be prejudicial to the Fund or amend the rights, privileges and conditions attached to the Exchangeco II Common Shares; or

(g)	the removal of the Administrator,

without the authorization of the Unitholders by Special Resolution.

Information and Reports

The Fund furnishes to Unitholders such consolidated financial statements of the Fund (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustee will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law to be provided to such holders.

JEC has undertaken to provide the Fund with (i) a report of any material change that occurs in the affairs of JEC in form and content that it would file with applicable regulatory authorities as if it were a reporting issuer; and (ii) all financial statements that it would be required to file with applicable regulatory authorities as if it were a reporting issuer under applicable securities laws. All such reports and statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements relating to reports of material changes in its affairs and the delivery of financial statements as required under applicable securities laws.

Book-Entry Only System

Registration of interests in and transfers of the Units will be made only through a book-based system administered by The Canadian Depository for Securities Limited (“CDS”) (the “Book-Entry Only System”). On April 30, 2001 the Trustee delivered to CDS certificates evidencing the aggregate number of Units subscribed for pursuant to a final prospectus for the Fund dated April 20, 2001. Similar deliveries were made with respect to exercise of the over allotment option on May 16, 2001 and upon the exchange of the subscription receipts for Units on May 8, 2002 and were and will continue to be made in connection with the issue by the Fund of Units pursuant to: (a) the exercise of Exchangeco II Exchange Rights, (b) the exercise of options granted pursuant to the Fund’s Unit Option Plan, (iii) the exchange of unit appreciation rights granted pursuant to the Fund’s 2004 Unit Appreciation Rights Plan and (iv) the exchange of deferred unit grants granted pursuant to the Fund’s Director Deferred Compensation Plan. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a “CDS Participant”). All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon purchase of any Units, the Unitholders will receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased.

The ability of a beneficial owner of Units to pledge such Units or otherwise take action with respect to such Unitholder’s interest in such Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the Book-Entry Only System in which case certificates for the Units in fully registered form would be issued to beneficial owners of such Units or their nominees.

SCHEDULE “D”—FORM 52-110F1

AUDIT COMMITTEE INFORMATION REQUIRED IN AN AIF

(March 31, 2010)

The Audit Committee’s Charter. The text of JEC’s Audit Committee’s charter as amended on May 20, 2010 is attached hereto as Schedule “E”.

Composition of the Audit Committee and Relevant Education and Experience. At March 31, 2010, JEC’s Audit Committee consisted of Michael J.L. Kirby (Chair), Hugh D. Segal, Brian R.D. Smith and B. Bruce Gibson. All members of the audit committee are independent and financially literate (as those terms are defined in Multilateral Instrument 52-110 – Audit Committees). Mr. Kirby, Chair of the Committee, has a PhD in applied mathematics and has been Chair of the Audit Committee for over eight years. He has been a member of the faculty of several business schools, including the University of Chicago. For several years in the 1990’s he was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which is responsible for all legislation and regulations affecting business. Until recently, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Board. Currently, he serves as a director of five TSX listed companies and is chair of the Audit Committee of two of them: The Bank of Nova Scotia and Indigo Books & Music Inc. Mr. Smith became a director of JEC on August 21, 2001 and a member of the Audit Committee on August 13th, 2003. Mr. Smith has had significant business experience including serving as Chair of BC Hydro from February 1996 to June 2001 and Chair of Canadian National Railways from 1989 to 1994 where, in both positions he was inextricably involved in strategic financial planning and reporting. In his role as Minister of Education, Minister of Energy and Mines and Attorney General in the government of the Province of British Columbia between 1979 to 1994, Mr. Smith developed an acute understanding of public and private finance matters. Mr. Smith serves on the board of two Canadian publicly listed companies and has previously served as a member of the audit committee of a Canadian publicly listed company. Mr. Segal was President of the Institute for Research on Public Policy until May 31, 2006 and has been a member of the JEC Audit Committee since 2003. Mr. Segal serves as a director of two TSX listed companies, SNC Lavalin Inc. and Sun Life Financial Inc. He has served as a member of the audit committee of two publicly listed companies. He is a senior fellow at the Queen’s School of Policy Studies and an Adjunct Professor at the Queen’s School of Business. Mr. Segal developed the ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves as President, between 1982 and 1991 of a company with $100 million in sales. Beyond his undergraduate degree and business experience, Mr. Segal studied trade economics at the graduate level and between 1982 and 1991, advised clients on takeovers and merger activity. Between 1996 and 1998 he also served on the staff of a major Bay Street investment firm. Mr. Gibson has been a Principal of Ryan Inc. for over three years, became a director of JEC on January 1, 2010 and was appointed a member of JEC’s Audit Committee on February 11, 2010. As Chief of Staff to the Lieutenant Governor, State of Texas, Mr. Gibson had oversight responsibility for the budget of the State of Texas for four years. As a Principal of Ryan, Inc., Senior Vice President of Reliant Energy for five years and in many other business roles he has had considerable financial experience in reviewing and responsibility for financial statements of several large private enterprises.

Pre-Approval Policies and Procedures. Recommendations are made from time to time from management to the Audit Committee for the engagement of all non-audit services. The Audit Committee considers such recommendations for pre-approval at its quarterly meetings or sooner, if necessary providing that where necessary, this function may be delegated to the Chair of the Audit Committee for approval on the basis that the Chair reports all such approvals to the Audit Committee at its next regularly scheduled meeting.

External Auditor Service Fees (By Category). For fiscal 2010, fees charged by KPMG LLP for the audit and related services to the Fund and its affiliates were $1,234,400 (2009-$565,066). Fees for audit related services amounted to $140,095 (2009-$445,644) and other fees were $14,700 (2009 – $27,272). Total fees for fiscal 2010 were $1,389,195 (2009-$1,037,982). No other services were provided to JEC and its subsidiaries by KPMG LLP.

SCHEDULE “E”—AUDIT COMMITTEE MANDATE

JUST ENERGY CORP. (THE “COMPANY”)*

*(as attorney and administrator for Just Energy Income Fund (the “Fund”))

1.	Composition

Applicable Canadian corporate and provincial securities legislation, regulation and policies and the Toronto Stock Exchange by-laws rules, regulation and policies (“Applicable Legislation”) require that an audit committee (the “Committee”) be comprised of a minimum of three directors, all of whom will be independent as defined by Applicable Legislation and each of whom shall not have any material relationship with the Fund or any affiliate thereof, i.e., a relationship that could, in the view of the Company’s board of directors (the “Board”) reasonably interfere with the exercise of a member’s independent judgment.

The Board of Directors of the Company (the “Board”) will appoint the members of the Committee annually at the first meeting of the Board after the annual meeting of unitholders of the Fund and shall ensure that the members of the Committee meet the qualifications and other requirements outlined in (a) above.

Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard: (i) to Applicable Legislation and, (ii) the desire for continuity and for periodic rotation of Committee members.

One of the members of the Committee who is otherwise qualified under Applicable Legislation shall be appointed Committee Chair by the Board. The Committee shall appoint a Secretary. Any Committee member, who for any reason, is no longer independent, ceases to be a member of the Committee.

2.	Authority

The Board may authorize the Committee to investigate any activity of the Fund or the Company and any affiliate thereof for which the Committee has responsibility or with respect to those responsibilities imposed on audit committees herein and by Applicable Legislation. All employees are to co-operate as requested by the Committee.

The Committee may, without the approval of management, retain persons having special expertise to assist the Committee in fulfilling its responsibilities, including outside counsel or financial experts and provide for their remuneration.

The external auditor and internal audit shall report to the Committee.

3.	Meetings

The Committee is to meet at least four times per year preferably immediately following the meeting of the Risk Committee. The meetings will be scheduled to permit the review of the scope of the audit as presented by the Fund’s auditor before commencement of the audit and the timely review of the quarterly and annual financial statements and such other annual filings required to be made by the Fund and any affiliate thereof containing financial information about the Fund and any affiliate thereof including the AIF, MD&A (quarterly and annual), quarterly press releases, reports to Unitholders the management proxy circular and such other disclosure documents applicable to the Fund and any affiliate thereof which contain financial data based upon, derived from or to form part of the financial statements of the Fund and contemplated by Applicable Legislation.

Meetings of the Committee shall be validly constituted if a majority of members of the Committee are present in person or by telephone conference. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member or the external auditors or any director of the Company not a member of the Committee.

Any member of the external auditors of the Fund is entitled to receive notice of every meeting of the Committee and at the Company’s expense, to attend and be heard thereat and, if requested by a member of the Committee, to attend any meeting of the Committee.

The Committee should require the attendance of the Fund’s auditors at least once each year, and at such other times as the Committee deems appropriate in the context of Applicable Legislation and its responsibilities as outlined below. The Fund’s external auditor shall be requested to review and comment on all disclosure documents issued by the Fund or the Company containing financial statements or information derived therefrom.

The Committee shall meet privately with the external auditor at least quarterly excluding members of management other than the Secretary to the Committee. The Committee shall meet privately with the internal audit staff at least twice yearly excluding other members of management other than the Secretary to the Committee.

4.	Reporting

The minutes of all meetings of the Committee are to be provided to the Board and to the Fund’s auditor. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

Supporting schedules and information reviewed by the Committee will be available for examination by any director or the Fund’s auditor upon request to the Secretary of the Committee.

Responsibilities

1.	The general responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of annual and quarterly financial statements to be provided to unitholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; (vi) to the extent not addressed by the Risk Committee, the implementation and effectiveness of the policies of the Fund relating to Risk Management Policy and Procedures, the Policy on Distributions and such other policies of the Fund approved from time to time by the Board or the Committee; and (vii) as may be required or applicable, similar responsibilities with respect to Just Energy Exchange Corp.

(a)	The specific responsibilities of the Committee shall be as follows:

(i)	to review the Fund’s quarterly and annual financial statements and any other financial statements of the Fund and its affiliates required to be prepared by Applicable Legislation or otherwise for dissemination to the public, so as to be satisfied they are fairly presented in accordance with generally accepted accounting principles and in accordance with Applicable Legislation and to recommend to the Board whether the quarterly and the annual financial statements and any such other financial statements should be approved by the Board;

(ii)	prior to the dissemination to the public, to review the financial information and financial data contained in the Fund’s quarterly financial statements, Annual Report to Unitholders and other financial publications of the Fund or any affiliate thereof (including the Fund’s interim and year end management discussions and analysis of financial condition and results of operation, annual information form, proxy information circular, quarterly press releases and material and timely disclosure reports containing any financial data) and the financial information contained in a prospectus of the Fund or any affiliate thereof or other document filed with any regulatory authority so as to be satisfied that the financial information and financial data is not significantly erroneous, misleading or incomplete and contains full, true and plain disclosure of all material facts or as otherwise required by Applicable Legislation and to make recommendations to the Board with respect to all such disclosure documents;

(iii)	to be satisfied that management of the Fund and any affiliate thereof have implemented appropriate systems of capture of financial information and internal control over financial reporting and that these are operating effectively;

(iv)	to be satisfied that management of the Fund and the Company have implemented appropriate systems of internal control to ensure compliance with Applicable Legislation and ethical requirements and particularly to be satisfied that internal controls over financial reporting and disclosure controls and procedures are in place and that internal controls have been designed and implemented to provide reasonable assurance that the Fund’s financial statements and other documents required to be mailed to unitholders or filed with regulatory authorities are fairly presented so as to enable the Chief Financial Officer and the Chief Executive Officer (and any other officer or director of the Company as may be required by Applicable Legislation) to personally certify the Fund’s financial statements as required by Applicable Legislation;

(v)	to the extent not addressed by the Risk Committee, to be satisfied that management of the Fund, the Company and each affiliate thereof have implemented effective systems to identify significant financial and other risks of the business and changes to these risks. The Committee will review reports from management related to these risks and to make recommendations to the Board with respect to a Risk Management Policy;

(vi)	to recommend to Board the appointment of external auditors nominated at each annual meeting of unitholders and provide oversight with respect to the external audit engagement. The Committee will also recommend to the Board the re-appointment or appointment of the external auditors and the compensation payable to them. The Committee will pre-approve all non audit services to be provided to the Fund and its affiliates by the Fund’s external auditors providing that where necessary, this function may be delegated to the Chair of the Committee for approval on the basis that the Chair reports all such approvals to the Committee at its next regularly scheduled meeting;

(vii)	to be satisfied that any significant or material matter brought to the attention of the Committee by the Fund’s external auditors and internal audit or matters where there is significant disagreement between the Fund’s external auditors and/or internal audit and Company officers (including the resolution or proposed resolution thereof) are communicated to the Board;

(viii)	to be satisfied that all significant matters raised in any report to management by the external auditors and internal audit are being addressed and dealt with by management in a satisfactory manner and, to the extent they are not, to make a report to the Board;

(ix)	to be satisfied that the declaration and payment of dividends and/or distributions by any affiliate of the Fund to the Fund or to any affiliate thereof and the declaration and payment of distributions by the Fund to its unitholders, meet applicable legal requirements and Applicable Legislation and to make recommendations to the Board with respect thereto;

(x)	as and when required by Applicable Legislation or as otherwise required including the laws and regulations in all jurisdictions in which it operates to establish independent procedures (A) for the receipt, retention and treatment of complaints received by the Fund or any affiliate thereof regarding accounting, internal accounting controls or auditing matters, and (B) for the confidential communication of anonymous submissions to the Fund or any affiliate thereof and a member of the Committee of concerns regarding questionable accounting or auditing matters from employees including the submission of those complaints and concerns by logging into www.justenergy.ethicspoint.com, selecting the Just Energy Group or JEG as the company and following the prompts which are available. This service is interactive and anonymous;

(xi)	as and when required by Applicable Legislation, to be satisfied that disclosure controls and procedures are in place to ensure that material information required to be disclosed by Applicable Legislation is recorded, processed and summarized and reported within the time periods specified in Applicable Legislation;

(xii)	to ensure that the external auditors report annually on matters of independence;

(xiii)	to ensure that the external and internal auditors prepare an external audit plan which, with any changes thereto, is reviewed by and acceptable to the Committee;

(xiv)	to review and approve the hiring policies of the Fund and any affiliate thereof regarding partners, employees (past or current) of the present and former external auditors of the Fund;

(xv)	to review semi-annually all expenses relating to consulting and professional services including legal and audit;

(xvi)	to review semi annually executive business expenses;

(xvii)	to review, analyse and implement all necessary procedures, controls and other similar requirements relating to financial matters arising from proposals to amend or introduce Applicable Legislation and the implementation or promulgation thereof;

(xviii)	once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, to receive for consideration that Committee’s evaluation of this Mandate and any recommended changes. Review and assess the CGN Committee’s recommended changes and make recommendations to the Board for consideration.

(xix)	to carry out any other appropriate duties and responsibilities assigned to the Committee by the Board.

(xx)	to honour the spirit and intent of Applicable Legislation as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Corporate Secretary, who will report any amendments to the CGN Committee at its next meeting.

(b)	The Chair of the CGN Committee, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee and the performance of each Committee member and report to the Board on their conclusions.

(Approved as amended by the Board of Directors on May 20, 2010)